                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)1

                            Pick Communications Corp.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    719569105
                                 (CUSIP Number)

                            Michael E. Goldberg, Esq.
                            Associate General Counsel
                         c/o Long Drive Management Trust
                            2 World Financial Center
                                   17th Floor
                               New York, NY 10281
                                 (212) 667-9372
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 85 Pages
                         Exhibit Index Found on Page 14
                                       13D

--------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================
CUSIP No. 719569105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Tri-Links Investment Trust
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

         WC
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                           [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           3,871,500 [See Preliminary Note]
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      3,871,500 [See Preliminary Note]
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,871,500 [See Preliminary Note]
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1 % [See Preliminary Note]
---------======================================================================
   14    TYPE OF REPORTING PERSON*

          OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 85 Pages

                                     13D
===============================
CUSIP No. 719569105
===============================

---------======================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Long Drive Management Trust
---------======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [ X ]
---------======================================================================
   3     SEC USE ONLY

---------======================================================================
   4     SOURCE OF FUNDS*

          OO
---------======================================================================
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                           [   ]

---------======================================================================
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------=========================================================
   NUMBER OF      7   SOLE VOTING POWER

    SHARES            -0-
                ------=========================================================
 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           3,871,500 [See Preliminary Note]
                ------=========================================================
     EACH         9   SOLE DISPOSITIVE POWER

   REPORTING          -0-
                ------=========================================================
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      3,871,500 [See Preliminary Note]
----------------------=========================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,871,500 [See Preliminary Note]]
---------======================================================================
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [   ]

---------======================================================================
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1% [See Preliminary Note]
---------======================================================================
   14    TYPE OF REPORTING PERSON*

         OO, IA
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 85 Pages

     Preliminary  Note: The Reporting Persons (as defined below) are filing this
Schedule 13D with respect to the common stock, par value $.001 per share (the "Shares"), of Pick Communications Corp. (the "Company"). As of the date of this filing, the Reporting Persons are not the record holder of any Shares. On May 12, 1999, Tri-Links Investment Trust ("Tri-Links") purchased from Pick Communications Corp. certain Units (the "Units"), each Unit consisting of one share of Series D Convertible Preferred Stock, par value $.001 per share (the "Preferred Shares"), and two warrants, each representing the right to purchase one Share (the "Warrants"). Subject to the terms and conditions of the Certificate of Designations for the Preferred Shares ("Certificate of Designations"), each Preferred Share is immediately convertible into 23.81 Shares. Subject to the terms and conditions of the Warrant Agreement dated as of May 12, 1999 (the "Warrant Agreement"), each warrant is immediately exercisable into one Share at an exercise price of $0.63 per Share. The Reporting Persons are therefore filing this Schedule 13D with respect to Shares which they are deemed to beneficially own through Tri-Links' ownership of the Preferred Shares and Warrants. See Section 4 for further information regarding Tri-Links' purchase of the Units.

Item 1. Security and Issuer.

     This statement relates to shares of common stock, par value $.001 per share, of Pick Communications Corp. The Company's principal offices are located at 115 Route 46 West, Wayne Interchange Plaza II, Wayne, New Jersey 07470.

Item 2. Identity and Background.

     (a) This statement is filed by: (i) Tri-Links Investment Trust, a Delaware business trust ("Tri-Links"), with respect to the Shares of which it is the deemed beneficial owner through its ownership of Units and (ii) Long Drive Management Trust, a Delaware business trust ("Long Drive"), with respect to the Shares of which Tri-Links is the deemed beneficial owner. Long Drive,

                               Page 4 of 85 Pages
as investment adviser to Tri-Links, may be deemed to be the beneficial holder of any Shares of which Tri-Links is the deemed beneficial holder. Long Drive disclaims beneficial ownership of any such Shares. Tri-Links and Long Drive shall be referred to collectively as the "Reporting Persons".

     Tri-Links is owned by Long Drive and Nomura Holding America, Inc. Long Drive is a wholly-owned subsidiary of Nomura Holding America, Inc. The executive officers of Long Drive are as follows: Dennis G. Dolan, President; Michael J. Doyle, Michael J. Embler, Thomas M. Fuller, Jean M. Mink, David J. Teolis and Janet Piez, Vice Presidents.

     (b) The address of the principal business and principal office of Tri-Links is c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, DE 19890-0001. The address of the principal business and principal office of Long Drive is 2 World Financial Center, 17th Floor, New York, New York 10281.

     (c) The  principal  business  of  Tri-Links  is to  acquire  and  manage  a
portfolio  of  primarily  below  investment-grade   investments.  The  principal
business of Long Drive is to serve as investment adviser to Tri-Links.

     (d) Since their formation in 1998, neither Tri-Links nor Long Drive have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Since their formation in 1998, neither Tri-Links nor Long Drive have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions) is approximately $1,500,000 for the 150,000 Units held by Tri-Links. Each Unit consists of one Preferred Share and two Warrants. Each

                               Page 5 of 85 Pages

Preferred Share is immediately convertible into 23.81 Shares, subject to the terms and conditions of the Certificate of Designations. Each Warrant is immediately exercisable into one Share at an exercise price of $0.63 per Share, subject to the terms and conditions of the Warrant Agreement. Tri-Links obtained the consideration for the acquisition of the Units from cash on hand available from (i) a cash equity contribution, (ii) the proceeds of its offering of certain debt securities due in 2005 and (iii) a revolving credit agreement expiring in 2004. Tri-Links considers such funds to be its working capital.

Item 4. Purpose of the Transaction.

     The purpose of the acquisition of the Units (and corresponding Shares) is for investment and the acquisition of the Units by Tri-Links was made in the ordinary course of business.

     On May 12, 1999, Tri-Links and the Company entered into a Subscription Agreement (the "Subscription Agreement") pursuant to which Tri-Links purchased from the Company 150,000 Units. Pursuant to the Subscription Agreement, as long as Tri-Links owns at least 75,000 of such Preferred Shares, (i) a representative of Tri-Links is permitted to attend all meetings of the Company's Board of Directors as an observer and to receive all information distributed in connection with such meetings and (ii) at the request of Tri-Links, the Company will use its best efforts to cause David Teolis (or any other nominee of Tri-Links reasonably acceptable to the Company) to be elected to the Company's Board of Directors.

     Pursuant to the Subscription Agreement, in the event of a Change of Control (as such term is defined in the Subscription Agreement) of the Company, Tri-Links has the option to cause the Company to redeem all or a portion (as specified by Tri-Links) of the Preferred Shares at their liquidation value plus accrued, unpaid dividends thereon. If the Company fails to so repurchase such Preferred Shares, the effective conversion ratio for converting the Preferred Shares into Shares is

                               Page 6 of 85 Pages
reduced. Under the Subscription Agreement, Tri-Links also has the benefit of certain negative covenants.

     This summary of the Subscription Agreement, and each other document described herein, is qualified in its entirety by the text of such documents. A copy of the Subscription Agreement is filed as Exhibit 2 hereto.

     The Preferred Shares are convertible into Shares at any time by the holder at a conversion rate of 23.81 Shares per one Preferred Share, subject to certain adjustments set forth in the Certificate of Designations. The Preferred Shares are also entitled to certain dividend rights, liquidation preferences, voting rights and redemption rights as set forth in the Certificate of Designations. For the full terms and conditions of the Preferred Shares, see the Series D Preferred Certificate of Designations filed as Exhibit 3 to the Schedule 13D.

     The 150,000 Units includes 300,000 Warrants (i.e., two Warrants per Unit). Each Warrant entitles Tri-Links to acquire one Share at a price of $0.63 per Share. The exercise price is subject, in certain circumstances, to adjustment as set forth in the Warrant Agreement. The Warrants are immediately exercisable. For the full terms and conditions of the Warrants, see the Warrant Agreement filed as Exhibit 4 to the Schedule 13D.

     Pursuant to the Subscription Agreement, the Company and Tri-Links also entered into an Investor Rights Agreement (the "Investor Rights Agreement") dated as of May 12, 1999. Subject to the terms and conditions of such agreement, the Company agreed to file with the Securities and Exchange Commission, no later than August 10, 1999, a registration statement registering a number of Shares sufficient to cover those Shares issued or issuable upon conversion of the Preferred Shares and Warrants (the "Registrable Securities"). If the registration statement is not declared effective on the earlier of (i) five days after notice by the SEC that the registration statement may be declared effective and (ii) November 8, 1999, then the Company shall be required to issue additional Shares

                               Page 7 of 85 Pages
to Tri-Links determined as if the Preferred Share conversion price had been reduced. The Warrant exercise price would be similarly reduced.

     The holders of the Registrable Securities also have certain "piggyback" registration rights with respect to registrations made by the Company, including registrations made on behalf of other stockholders of the Company. The Company has agreed to pay most registration expenses in connection with the registration of the Registrable Securities. In addition, the Investor Rights Agreement restricts the Company's ability to subsequently grant comparable information and registration rights to other stockholders of the Company.

     A copy of the  Investor  Rights  Agreement  is  filed as  Exhibit  5 to the
Schedule 13D.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Units (and corresponding Shares), each Reporting Person at any time and from time to time may acquire additional Units (and corresponding Shares), dispose of any or all of its Units (and corresponding Shares) or convert its Preferred Shares and/or Warrants into Shares depending upon an ongoing evaluation of the investment in the Units, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Units or Shares which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting

                               Page 8 of 85 Pages

Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

     A. Tri-Links Investment Trust

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tri-Links is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 43,867,335 Shares outstanding as of May 10, 1999 as reported by the Company in the Subscription Agreement.

          (c) The trade dates, number of Units purchased or sold and the price per Unit for all purchases and sales of the Units in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were purchases made by Tri-Links pursuant to the Subscription Agreement.

          (d)  None.

          (e)  Not applicable.

     B. Long Drive Management Trust

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Long Drive is incorporated herein by reference.

          (c)  None.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Except as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements,

                               Page 9 of 85 Pages
puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 2 a copy of the Subscription Agreement. There is filed herewith as Exhibit 3 a copy of the Certificate of Designations. There is filed herewith as Exhibit 4 a copy of the Warrant Agreement. There is filed herewith as Exhibit 5 a copy of the Investor Rights Agreement.










                              Page 10 of 85 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   May 21, 1999
                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company,
                                          not in its individual capacity but
                                            solely as Owner Trustee


                                    By:   /s/ Robert P. Hines, JR.
                                          ---------------------------------
                                          Name: Robert P. Hines, JR.
                                          Title: Financial Services Officer

                                    LONG DRIVE MANAGEMENT TRUST
                                    As Depositor


                                    By:
                                           --------------------------------
                                           Name:
                                           Title:



                              Page 11 of 85 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   May 21, 1999
                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company,
                                          not in its individual capacity but
                                            solely as Owner Trustee


                                    By:
                                          ---------------------------------
                                          Name:
                                          Title:

                                    LONG DRIVE MANAGEMENT TRUST
                                    As Depositor


                                    By:    /s/ Dennis Dolan
                                           --------------------------------
                                           Name: Dennis Dolan
                                           Title: President



                              Page 12 of 85 Pages

                                                                      SCHEDULE A


                           TRI-LINKS INVESTMENT TRUST


                                  NO. OF UNITS
                                 PURCHASED (P)             PRICE
       TRADE DATE                 OR SOLD (S)             PER UNIT
                                                  (including commission)

         5/12/99                  150,000(P)2             $10.00









-----------------
     2Each Unit consists of one share of Series D Convertible Preferred Stock and two warrants, each warrant representing the right to purchase one Share. Each Unit, subject to the terms and conditions of the Certificate of Designations and the Warrant Agreement, is immediately convertible into 25.81 Shares.


                              Page 13 of 85 Pages

                                  EXHIBIT INDEX

EXHIBIT 1    Joint Acquisition Statement Pursuant to Rule 13D-(f)(1)

EXHIBIT 2    Subscription Agreement

EXHIBIT 3    Series D Preferred Stock Certificate of Designations

EXHIBIT 4    Warrant Agreement

EXHIBIT 5    Investor Rights Agreement






                              Page 14 of 85 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 21, 1999





                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company,
                                          not in its  individual  capacity but
                                            solely as Owner Trustee


                                    By:   /s/ Robert P. Hines, JR.
                                          ----------------------------------
                                          Name: Robert P. Hines, JR.
                                          Title: Financial Services Officer

                                    LONG DRIVE MANAGEMENT TRUST
                                    As Depositor


                                    By:
                                          ----------------------------------
                                          Name:
                                          Title:



                              Page 15 of 85 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 21, 1999





                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company,
                                          not in its individual capacity but
                                            solely as Owner Trustee


                                    By:
                                          ----------------------------------



                                    LONG DRIVE MANAGEMENT TRUST
                                    As Depositor


                                    By:   /s/ Dennis Dolan
                                          ----------------------------------
                                          Name: Dennis Dolan
                                          Title: President




                              Page 16 of 85 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D


     SUBSCRIPTION AGREEMENT (the "Agreement"), dated as of May 12, 1999, between PICK COMMUNICATIONS CORP., a Nevada corporation with offices at 155 Route 46 West, Wayne Interchange Plaza II, Third Floor, Wayne, New Jersey 07470 (the "Company"), and TRI-LINKS INVESTMENT TRUST (the "Purchaser").

                                    RECITALS

     A. The Purchaser desires to purchase from the Company, and the Company desires to issue and sell to the Purchaser, in a private placement, 150,000 units (the "Units"), each consisting of (i) one share of Series D Convertible Preferred Stock, par value $.001 per share (the "Series D Preferred Stock"), of the Company, and (ii) 2 warrants (the "Warrants"), each to purchase one share of Common Stock, par value $.001 per share (the "Common Stock"), of the Company, all on the terms and conditions set forth herein.

     B. In consideration of the issuance and sale of the Units, the Purchaser will purchase and pay for the Units as provided herein.

                                    AGREEMENT

     In consideration of the premises and the mutual covenants and the agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   Definitions

     Section 1.01. Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

          "Action" against a Person means an action, suit, investigation, complaint, litigation, arbitration, contest, hearing, inquiry, inquest, audit, examination or other proceeding threatened or pending against or affecting the Person or its property, whether civil, criminal, administrative, investigative or appellate, in law or equity before any arbitrator or Governmental Body.

          "Affiliate" of a Person means any other Person (a) that directly or indirectly controls, is controlled by or is under common control with, the Person or any of its Subsidiaries, (b) that directly or indirectly beneficially owns or holds 5% or more of any class of Equity Security or other similar interests of the Person or any of its


                              Page 17 of 85 Pages

     Subsidiaries or (c) 5% or more of the Equity Securities of which is directly or indirectly beneficially owned or held by the Person or any of its Subsidiaries. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

          "Affiliated Group" means any affiliated group as defined in Code ss. 1504 that has filed a consolidated return for federal income tax purposes (or any similar group under state, local or foreign law) for a period during which the Company or any of its Subsidiaries was a member.

          "Ancillary Agreements" means (a) the certificates representing the Series D Preferred Stock, (b) the Warrant Agreement, (c) the Investor Rights Agreement, and (d) all other agreements, certificates, instruments and other writings provided for herein.

          "Approval" means any approval, consent, authorization or order of, notice to or registration or filing with, or any other action by, any Governmental Body or other Person.

          "Business" means the business and operations of the Company and its Subsidiaries as conducted by the Company and its Subsidiaries on the date of this Agreement.

          "Change of Control" means (a) the approval of the stockholders of the Company (or if such approval is not required, the approval of the Board of Directors of the Company (the "Board")) of (i) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities or other property other than a merger in which the holders of Common Stock immediately prior to the merger will have the same proportionate ownership of Common Stock of the surviving corporation immediately after the merger, (ii) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, or (iii) adoption of any plan or proposal for the liquidation or dissolution of the Company, (b) when any "person" (as defined in Section 13(a)(9) or 13(d) of the Exchange Act of 1934) shall become the "beneficial owner" of more than 30% of the Common Stock outstanding at the time, or (c) if at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the Company's stockholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

                              Page 18 of 85 Pages

          "Cleanup" means all actions required to (a) cleanup, remove, treat or otherwise remediate Hazardous Materials present in the indoor or outdoor Environment, (b) prevent, pursuant to Regulation or an order or direction of a Governmental Body, the Release of Hazardous Materials so that it does not enter the Environment, migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor Environment, (c) perform pre-remedial studies and investigations and post-remedial monitoring and care, or (d) respond to any government directives, orders, requests for information or other documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor Environment.

          "Code" means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

          "Contract" means any agreement, contract, license, lease (including, without limitation, subleases, sale-leaseback agreements and similar arrangements), instrument, note, bond, mortgage, indenture, guarantee, or other legally binding commitment or obligation, whether or not written, each as amended or modified from time to time.

          "Environment" means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and air. The term "Environment" also includes indoor air to the extent it is regulated under any Environmental Laws.

          "Environmental Laws" means all federal, state, local and foreign Regulations relating to pollution or protection of human health or the Environment, including, without limitation, laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials and all laws and regulations with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act and all similar federal and state statutes.

          "Equity Security" of any Person means any capital stock or other ownership or equity interest or profit participation or similar right with respect to such Person (including, without limitation, any partnership or membership interest, any stock appreciation, phantom stock or similar right or plan, and any note or debt security having or containing equity or profit participation features), or any option, warrant or other security or right which is directly or indirectly convertible into or exercisable or exchangeable for any other Equity Security of such Person.

                              Page 19 of 85 Pages

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

          "Governmental Body" means any agency, bureau, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

          "Hazardous Materials" means any hazardous or toxic substance, waste, contaminant, pollutant, gas or material, including, without limitation, radioactive materials, oil, petroleum and petroleum products and constituents thereof, which are regulated under any Environmental Law, including, without limitation, any substance, waste or material which is
     (a) designated a "pollutant", "hazardous substance", "extremely hazardous substance" or "toxic chemical" under the Federal Water Pollution Control Act and/or the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, and/or the Emergency Planning and Community Right-To-Know Act, as amended, (b) designated or classified as a "hazardous waste" or "regulated substance" pursuant to the Resource Conservation Recovery Act (a/k/a Solid Waste Disposal Act), (c) designated or classified as a "hazardous material" under the Hazardous Material
     Transportation Act, as amended, (d) designated or classified as a "toxic substance" under the Toxic Substances Control Act, or (e) regulated in any way under the Regulations of any state where the Company or any of its Subsidiaries conducts the Business or owns any real property or has any leasehold interest.

          "Indebtedness" means at a particular time, without duplication, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture or other debt security, (c) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (d) any commitment by which a Person assures a creditor against loss (including, without limitation, contingent reimbursement obligations with respect to letters of credit), (e) any indebtedness guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse), (f) any indebtedness secured by a Lien on a Person's assets and
     (g) any unsatisfied obligation for "withdrawal liability" to a "multi-employer plan" as such terms are defined under ERISA; provided that "Indebtedness" does not include the Securities.

          "Intellectual Property Rights" means all (a) patents, patent applications, patent disclosures and inventions, (b) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (c) copyrights (registered or

                              Page 20 of 85 Pages
     unregistered) and copyrightable works and registrations and applications for registration thereof, (d) mask works and registrations and applications for registration thereof, (e) computer software, data, data bases and documentation thereof, (f) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (g) other intellectual property rights and (h) copies and tangible embodiments thereof (in whatever form or medium).

          "Investment" as applied to any Person means (a) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including partnership interests and joint venture interests) of any other Person and (b) any capital contribution by such Person to any other Person.

          "Investor Rights Agreement" means the Investor Rights Agreement, dated
     as  of  the  Closing   Date,   between  the  Company  and  the   Purchaser,
     substantially in the form of Exhibit A hereto.

          "Liens" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company or any Subsidiary, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or any Subsidiary under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

          "Material Adverse Effect" means (a) a material adverse effect upon any of (i) the Business, results of operations, the Company's or its Subsidiaries material assets, condition (financial or otherwise), or prospects of the Company and its Subsidiaries or (ii) the legality, validity or enforceability of this Agreement or any Ancillary Agreement,
     (b) the impairment, hindrance or adverse effect in any material respect upon the ability of the Company to perform any of its obligations under this Agreement or the Ancillary Agreements or to consummate the
     Transactions or (d) a material adverse effect on the value of the Securities.

          "Permit" means any permit, license, franchise, approval, consent, permission, confirmation, endorsement, waiver, certification, registration, qualification, clearance or other authorization issued, granted, given or otherwise made available by or under

                              Page 21 of 85 Pages
     the authority of any Governmental Body or pursuant to any federal, state, local or foreign law, ordinance, rule or regulation.

          "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Body.

          "Regulation" means each applicable law, rule, regulation, order, guidance or recommendation (or any change in its interpretation or administration) by any Governmental Body, central bank or comparable agency and any request or directive (whether or not having the force of law) of any of those Persons and each writ, judgment, injunction, order, decree or award of any arbitrator, Governmental Body or other Person.

          "Release" means any releasing, spilling, emitting, discharging, leaking, pumping, injecting, pouring, depositing, disposing, dispersing, leaching or migrating into the indoor or outdoor Environment, including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata, or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater, surface or subsurface strata or property. The term "Release" also includes the abandonment or discarding of barrels, tanks, containers or recepticals, whether or not sealed or closed, containing, or which formerly contained, Hazardous Materials.

          "Securities" means the Units, the shares of Series D Preferred Stock purchased hereunder, the Warrants purchased hereunder, and the shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and the exercise of the Warrants.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal law then in force.

          "SEC" means the United States Securities and Exchange Commission and includes any Governmental Body succeeding to the functions thereof.

          "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

          "Subsidiary" of a Person means any Person of which Securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, the manager or other persons performing similar functions are at the time directly or indirectly owned by the Person. Unless the context otherwise requires, references to one or more Subsidiaries are references to Subsidiaries of the Company.

                               Page 22 of 85 Pages

          "Tax" or "Taxes" means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including, without limitation, deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not.

          "Tax Return" means any return, information report or filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

          "Transactions" means the lawful issuance and sale of the Units, the conversion of the Series D Preferred Stock into shares of Common Stock, the exercise of the Warrants for shares of Common Stock, the issuance of the shares Common Stock upon such conversion or exercise and the other transactions contemplated by this Agreement and the Ancillary Agreements.

          "Warrant Agreement" means the Warrant Agreement, dated as of the Closing Date, between the Company and the Purchaser, in the form attached hereto as Exhibit B, representing the Warrants to be purchased hereunder.

                                   ARTICLE II

                           Issuance and Sale of Units

     Section 2.01. Issuance and Sale of Units. Upon the terms and subject to the satisfaction of the conditions set forth in this Agreement, at the Closing, the Company will issue, sell, transfer, assign and deliver to the Purchaser, and the Purchaser will purchase from the Company, free and clear of all Liens, an aggregate of 150,000 Units, at a purchase price of $10.00 per Unit for an aggregate purchase price of $1,500,000 (the "Purchase Price").

     Section 2.02. Use of Proceeds. The net proceeds from the sale of the Units shall be used to repay short-term indebtedness of the Company and for working capital.

                                   ARTICLE III

         Closing, Effective Time; Transactions to be Effected at Closing

     Section 3.01. Time and Place of Closing. The closing of the issuance and sale of the Units (the "Closing") will take place at the offices of Richards Spears Kibbe & Orbe, at 10:00 a.m. (New York City time), on May 12, 1999, or at such other location or time as the Company and the Purchaser may agree in writing (such date of the Closing being hereinafter referred to as the "Closing Date").

                              Page 23 of 85 Pages

     Section 3.02. Effective Time. The issuance, sale, transfer, assignment and delivery of the Units contemplated by this Agreement will be effective as of the time of the receipt of the Purchase Price by the Company (such time being referred to herein as the "Effective Time").

     Section 3.03. Transactions to be Effected at the Closing. Upon the terms and subject to the satisfaction of the conditions set forth in this Agreement, at the Closing:

          (a) Company Deliveries. The Company will deliver to the Purchaser: (i) certificates representing the shares of Series D Preferred Stock, registered in the name of the Purchaser, or the Purchaser's nominee, (ii) the Warrant Agreement, duly executed by the Company, and (iii) such other documents as the Purchaser or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the agreements set forth in this Agreement; and

          (b) Purchaser  Deliveries.  The Purchaser will deliver to the Company:
     (A) payment of the Purchase Price by wire transfer to the account set forth on Schedule I, and (ii) such other documents as the Company or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the agreements set forth in this Agreement.

                                   ARTICLE IV

                              Conditions to Closing

     Section 4.01. Conditions to the Purchaser's Obligations. The obligations of the Purchaser under this Agreement are subject to the satisfaction of each of the following conditions, unless waived by the Purchaser in writing, at or before the Closing:

          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement and in the Ancillary Agreements shall be true and correct in all respects when made, and shall be true and correct on the Closing Date with the same force and affect as though made on and as of the Closing Date.

          (b) Performance of Agreements. The Company shall have performed and complied with all of its obligations and covenants contained in this Agreement and in the Ancillary Agreements required to be performed or complied with by the Company at or before the Closing.

          (c) Approvals. All Approvals that are required in connection with consummation of the Transactions shall have been duly obtained or made and shall be effective on and as of the Closing Date, including, without limitation, the qualification of the Transactions under any applicable state securities laws. No such Approval shall have been withdrawn or suspended.

                              Page 24 of 85 Pages

          (d) No Material Adverse Effect. No Material Adverse Effect shall have occurred.

          (e) Compliance Certificate. The Purchaser shall have received a certificate of the Chief Executive Officer of the Company certifying to the Purchaser the satisfaction of the conditions set forth in Section 4.01(a),
     (b), (c) and (d).

          (f) No Actions. There shall be no (i) Action by or before any Governmental Body or by any other Person (A) challenging or seeking to restrain or prohibit the Transactions, (B) seeking to obtain from the Purchaser or any of its Affiliates in connection with the Transactions any damages that are material in relation to the Purchaser or any of its Affiliates or (C) which could reasonably be expected to cause a Material Adverse Effect, or (ii) Regulation in effect that has or could reasonably be expected to have any of the consequences referred to in clause (i) above.

          (g) Ancillary Agreements. The Purchaser shall have received copies of each of the Ancillary Agreements, each dated as of the Closing Date, duly executed by the Company and each other party thereto, each in form and substance satisfactory to counsel for the Purchaser.

          (h) Certificates and Agreements. The Company shall have delivered to the Purchaser (i) the certificates representing the shares of Series D Preferred Stock to be purchased by the Purchaser, registered in the name of the Purchaser and (ii) the Warrant Agreement representing the Warrants to be purchased by the Purchaser, duly executed and delivered by the Company.

          (i) Opinion of Counsel. The Purchaser shall have received an opinion of Snow Becker Krauss P.C., counsel for the Company, substantially in the form of Exhibit C.

          (j) Good Standing Certificate. The Purchaser shall have received a certificate of the Secretary of State of Nevada, dated as of a recent date, as to the good standing of the Company and as to the charter documents of the Company on file in the office of the Secretary of State of Nevada.

          (k) Proceedings and Documents. All corporate and other proceedings in connection with the Transactions and all documents and instruments incident to such Transactions shall be reasonably satisfactory in form and substance to the Purchaser and its counsel.

          (l) Restructuring of Notes. On or prior to the Closing Date, the Company shall have restructured its obligations to the holders of the Company's Senior Secured 18% Notes due April 27, 1999 (the "Notes"), which restructured notes shall have a maturity of at least three years and in all other respects shall be acceptable to the Purchaser.

                              Page 25 of 85 Pages

          (m) Waiver of Defaults. The Company shall have received waivers of all events of default that exist as of the Closing Date, whether under the Notes or otherwise, and agreements to forebear from exercising any rights or remedies resulting from future events of default until the first anniversary of the Closing Date.

          (n) Form 10-K. The Company shall have filed with the SEC its annual report on Form 10-K for the year ended December 31, 1998.

          (o) Equity Infusion. The Company shall have entered into a letter of intent with Commonwealth Associates, L.P. to raise additional equity capital in an aggregate amount of not less than $15,000,000 and not more than $30,000,000.

     Section 4.02. Conditions to the Company's Obligations. The obligations of the Company under this Agreement are subject to the satisfaction of each of the following conditions, unless waived by the Company in writing, at or before the
Closing:

          (a) Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement and in the Ancillary Agreements shall be true and correct in all respects when made, and shall be true and correct on the Closing Date with the same force and affect as though made on and as of the Closing Date.

          (b) Performance of Agreements. The Purchaser shall have performed and complied with all of its obligations and covenants contained in this Agreement and in the Ancillary Agreements required to be performed or complied with by the Purchaser at or before the Closing.

          (c) Approvals. All Approvals that are required in connection with the consummation of the Transactions by the Purchaser shall have been duly obtained or made and shall be effective on and as of the Closing Date.

          (d) Ancillary Agreements. The Company shall have received copies of each of the Ancillary Agreements, each dated as of the Closing Date, duly executed by the Purchaser, each in form and substance satisfactory to counsel for the Company.

          (e) Purchase Price. The Purchaser shall have delivered the Purchase Price to the Company.

                                    ARTICLE V

                 Representations and Warranties of the Company.

     The Company hereby represents and warrants to the Purchaser as of the date of this Agreement and as of the Closing Date as follows:

                              Page 26 of 85 Pages

     Section 5.01. Corporate Existence and Power. The Company and each of its Subsidiaries (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) is duly qualified under the laws of each jurisdiction in which qualification is required to own, lease or license its properties or to carry on the Business and
(c) has all necessary corporate power and authority to own its properties, to carry on the Business and to execute and deliver this Agreement and each of the Ancillary Agreements and to consummate the Transactions.

     Section 5.02. Authorization; Binding Effect. The execution and delivery by the Company of this Agreement and each of the Ancillary Agreements, the performance by it of its obligations under this Agreement and the Ancillary Agreements and the consummation of the Transactions has been duly authorized by all necessary corporate action on the part of the Company and its Subsidiaries. No other proceedings on the part of the Company or the Subsidiaries are necessary to approve and adopt this Agreement and the Ancillary Agreements or to approve the consummation of the Transactions. This Agreement has been duly executed and delivered by the Company, and each of the Ancillary Agreements is, or when executed and delivered in accordance with this Agreement will be, legal, valid and binding obligations of the Company enforceable against it in accordance with its terms.

     Section 5.03. Contravention. Neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by the Company nor the consummation of the Transactions will (with or without notice or lapse of time or both) (a) conflict with, violate or breach any provision of the Company's or any of its Subsidiar's articles of incorporation or bylaws, (b) violate, conflict with or result in a breach of any Regulation by which the Company, and of its Subsidiaries or any of their assets may be bound or affected, (c) conflict with, result in a default under, or give rise to a right of termination, cancellation, or acceleration under any Material Contract, or (d) result in or require the creation or imposition of any Lien on any of the Company's or its Subsidiaries' assets.

     Section 5.04. Approvals. All Approvals have been obtained which are required in connection with (i) the due execution and delivery by the Company of this Agreement and the Ancillary Agreements, (ii) the consummation of the Transactions, (iii) the performance by the Company of its obligations under this Agreement and the Ancillary Agreements, or (iv) the exercise by the Purchaser of its rights and remedies under this Agreement and the Ancillary Agreements.

     Section 5.05. Capitalization.

     (a) Capitalization. As of May 10, 1999, the authorized and issued capital stock of the Company consists of (i) 400,000,000 shares of Common Stock, of which 43,867,335 shares were issued and outstanding, 200,000 shares are reserved for issuance upon conversion of the Notes (at $.25 per share), 9,830,000 shares are

                              Page 27 of 85 Pages
reserved for issuance upon conversion of the amended Notes (at an assumed conversion price of $1.00 per share), 9,830,000 shares are reserved for issuance to the holders of the amended Notes, 18,710,000 shares are reserved for issuance in connection with the Company's Series B Preferred Stock, 4,535,000 shares are reserved for issuance in connection with options outstanding under the Company's 1996 Employee Stock Option Plan (the "Plan"), 15,550,000 shares are reserved for issuance in connection with stock options issued outside of the Plan, and 19,585,340 shares are reserved for issuance in connection with outstanding warrants to purchase Common Stock, and (ii) 10,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"), of which (A) 70,000 shares have been designated as Series A Preferred Stock (the "Series A Preferred Stock"), of which no shares are issued and outstanding, (B) 2,000,000 shares have been designated as Series B Preferred Stock, of which 1,871,000 shares are issued and outstanding, (C) 100,000 shares have been designated as Series C Preferred Stock (the "Series C Preferred Stock"), of which no shares are issued and outstanding, (D) 500,000 shares have been designated as Series D Preferred Stock, of which 156,500 shares are issued and outstanding and an additional 125,000 shares are subscribed for prior to the Closing, and (E) 1,500,000 shares have been designated as Series E Preferred Stock (the "Series E Preferred Stock"), of which no shares are issued and outstanding. In addition, Liberty Capital has made a claim (which the Company disputes and will contest) that the Company is required to issue up to 4,109,711 shares of Common Stock to Liberty Capital. As of the Closing, the Company shall not have outstanding any Equity Securities, except as set forth above.

     (b) Other Rights. (i) As of the Closing, neither the Company nor any of its Subsidiaries shall be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of their respective Equity Securities. As of the Closing, all of the outstanding shares of the Company's Equity Securities shall be validly issued, fully paid and nonassessable.

     (ii) There are no statutory or contractual shareholders preemptive rights or rights of refusal with respect to the issuance of the Series D Preferred Stock or the Warrants hereunder or the issuance of the Common Stock upon conversion of the Series D Preferred Stock or the exercise of the Warrants. Neither the Company nor any of its Subsidiaries has violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and the offer, sale and issuance of the Series D Preferred Stock or the Warrants hereunder or the issuance of the Common Stock upon conversion of the Series D Preferred Stock or the exercise of the Warrants do not require registration under the Securities Act or any applicable state securities laws. To the best of the Company's knowledge, there are no agreements between the Company's shareholders with respect to the voting or transfer of the Company's capital stock or with respect to any other aspect of the Company's affairs.

     Section 5.06. Securities.

     (a) Series D Preferred Stock. The shares of the Series D Preferred Stock purchased by the Purchaser hereunder will have the terms and provisions set forth in the Certificate of Designations (the "Certificate of Designations") attached hereto as Exhibit D. Upon the

                              Page 28 of 85 Pages
payment of the Purchase Price at the Closing as contemplated by this Agreement, the Purchaser will receive good and marketable title to the shares of Series D Preferred Stock free and clear of all Liens. Upon such issuance, the shares of Series D Preferred Stock will be duly authorized, validly issued, fully paid and nonassessable. The Conversion Number (as defined in the Certificate of Designations) as of the Closing Date will be 23.81 (i.e., each share of Series D Preferred Stock will be convertible, as of the Closing date, into 23.81 shares of Common Stock).

     (b) Warrants. The Warrants purchased by the Purchaser hereunder will have the terms and provisions set forth in the Warrant Agreement. Upon the payment of the Purchase Price at the Closing as contemplated by this Agreement, the Purchaser will receive good and marketable title to the Warrants free and clear of all Liens.

     (c) Common Stock. Upon the conversion of the Series D Preferred Stock as provided in the Certificate of Designations, and the payment of the conversion price thereunder, (i) the Purchaser (or transferee of the Purchaser) will receive good and marketable title to the shares of Common Stock issuable upon such conversion and (ii) the shares of Common Stock issuable upon such conversion will be duly authorized, validly issued, fully paid and nonassessable. Upon the exercise of the Warrants as provided in the Warrant Agreement, and the payment of the exercise price thereunder, (i) the Purchaser (or transferee of the Purchaser) will receive good and marketable title to the shares of Common Stock issuable upon such exercise and (ii) the shares of Common Stock issuable upon such exercise will be duly authorized, validly issued, fully paid and nonassessable. The Company currently has, and at all times will maintain, a sufficient number of authorized but unissued shares of Common Stock so that the Company will at all times have a sufficient number of authorized shares of Common Stock to issue upon the conversion in full of the Series D Preferred Stock and the exercise in full of the Warrants.

     Section 5.07. Subsidiaries and Investments.

     (a) Subsidiaries. Schedule 5.07 sets forth a correct and complete list of each Subsidiary of the Company, showing as of the date of this Agreement (i) the jurisdiction of its incorporation and jurisdictions in which it is qualified to do business, (ii) the number of shares of each class of Equity Security authorized, (iii) the number of those shares issued and outstanding, (iv) the percentage of outstanding shares owned directly or indirectly by the Company,
(v) the number of authorized shares covered by all outstanding options, warrants, rights of conversion or purchase, and similar rights, (vi) the percentage of those options, warrants or rights owned directly or indirectly by the Company, and (vii) the names of the record holders of shares of each class of Equity Security and the number of shares held by each such holder.

     (b) Subsidiary  Capital Stock. All outstanding shares of Equity Security of
each  Subsidiary  are  duly   authorized,   validly   issued,   fully  paid  and
nonassessable and are free of any

                              Page 29 of 85 Pages
preemptive rights and are owned, directly or indirectly, beneficially and of record by the Company free and clear of all Liens and any options, warrants and other rights. There are no voting trusts, stockholder agreements, proxies or other Contracts or understandings in effect with respect to the voting or transfer of any Equity Security of any Subsidiary.

     (c) Investments. Except as specifically set forth in the Company's audited financial statements included in the 10-K (as defined below), the Company does not own or hold any equity security or the right to acquire any Equity Security or other Investment in any other Person.

     Section 5.08. Financial Statements

     (a) Balance Sheets. The audited consolidated balance sheets of the Company and its Subsidiaries dated as of December 31, 1998 (the "Latest Balance Sheet") and December 31, 1997, copies of which were included in the Company's annual report on Form 10-K for the periods ended on such dates were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis in accordance with the past practice of the Company and fairly present the consolidated financial position of the Company and its Subsidiaries as of their respective dates.

     (b) Other Financial Statements. The audited consolidated statements of operations, statements of changes in shareholder's equity and statements of cash flows of the Company and its Subsidiaries for the 12-month periods ended on December 31, 1998 and December 31, 1997, copies of which were included in the Company's annual report on Form 10-K for the periods ended on such dates were prepared in accordance with GAAP applied on a consistent basis in accordance with the past practice of the Company and fairly present the consolidated results of operations, changes in shareholder's equity and cash flows of the Company and its Subsidiaries for such period.

     Section 5.09. Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has and will not have as of the Closing any obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known to the Company, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the date of this Agreement, or any action or inaction at or prior to the date of this Agreement, or any state of facts existing at or prior to the date of this Agreement other than (a) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and (b) liabilities which individually or in the aggregate do not and could not reasonably be expected to have a Material Adverse Effect.

     Section 5.10. SEC Filings. None of the Company's (a) annual report on Form 10-K for the fiscal year ended December 31, 1998 (the "10-K"), (b) quarterly reports on Form 10-Q

                              Page 30 of 85 Pages
for the fiscal quarter ended September 30, 1998, and (c) proxy statement for the Company's annual meeting of shareholders held on November 4, 1998, contained, at the time they were filed with the SEC, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading.

     Section 5.11. No Material Adverse Effect. Except as specifically set forth in the 10-K or on Schedule 5.11, since December 31, 1998 there has been no Material Adverse Effect.

     Section 5.12. Absence of Certain Developments

     (a)  Absence  of  Certain  Changes.  Except  as  specifically  set forth on
Schedule 5.12 hereto, since December 31, 1998, neither the Company nor any of its Subsidiaries has:

          (i) issued any notes, bonds or other debt securities or any capital stock or other Equity Securities (except for the Notes and capital stock set forth in Section 5.05(a));

          (ii) borrowed any amount or incurred or become subject to any Indebtedness or other liabilities, except current liabilities incurred in the ordinary course of business consistent with past practice and liabilities under Contracts entered into in the ordinary course of business consistent with past practice and except for the Notes set forth in Section 5.05(a);

          (iii) discharged or satisfied any Lien or paid any obligation or liability, other than current liabilities paid in the ordinary course of business consistent with past practice;

          (iv) declared or made any payment or distribution of cash or other property to its shareholders with respect to its capital stock or other Equity Securities or purchased or redeemed any shares of its capital stock or other Equity Securities;

          (v) mortgaged or pledged any of its properties or assets or subjected them to any Lien;

          (vi) sold, assigned or transferred any of its tangible assets, except obsolete or replaced equipment disposed of in the ordinary course of business consistent with past practice, or canceled any debts or claims;

          (vii) sold, assigned or transferred any Intellectual Property Rights, or disclosed any proprietary confidential information to any Person (other than to the Purchaser or any representative thereof);

                              Page 31 of 85 Pages

          (viii) suffered any extraordinary losses or waived any material rights of value, whether or not in the ordinary course of business consistent with past practice;

          (ix) made capital expenditures or commitments therefor that aggregate in excess of $100,000;

          (x) made any loans or advances to, guarantees for the benefit of, or any Investments in, any Persons in excess of $100,000 in the aggregate;

          (xi) suffered any damage, destruction or casualty loss exceeding in the aggregate $100,000 whether or not covered by insurance;

          (xii) made any Investment in or taken steps to incorporate any Subsidiary;

          (xiii) entered into any other transaction other than in the ordinary course of business consistent with past practice or entered into any other material transaction, whether or not in the ordinary course of business consistent with past practice; or

          (xiv) committed or agreed to do any of the foregoing.

     (b) Certain Payments. Neither the Company nor any Subsidiary has at any time made any bribes, kickback payments or other illegal payments.

     Section 5.13. Litigation. Except as set forth on Schedule 5.13, there is no Action (a) against the Company or any of its Subsidiaries (except as set forth in the 10-K), (b) that questions the validity of this Agreement or any of the Ancillary Agreements or that involves or relates to any of the Transactions, or
(c) affecting any of the Company's or its Subsidiaries' material assets. None of the Actions disclosed on Schedule 5.13 or in the 10-K could reasonably be expected to have a Material Adverse Effect.

     Section 5.14. Compliance with Laws. The Company and its Subsidiaries are and at all times have been in compliance with each Regulation applicable to its business, properties and operations. Neither the Company nor any of its Subsidiaries has, nor have any of them received notice of, a violation of or default with respect to, any Regulation applicable to it or its business, properties or operations, which violation or default, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     Section 5.15. Assets. The Company or one of its Subsidiaries has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises or shown on the Latest Balance Sheet or acquired thereafter, free and clear of all Liens, except for obsolete or replaced equipment disposed of in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet and except for Liens specifically disclosed on the Latest Balance Sheet. The Company's and its Subsidiaries'

                              Page 32 of 85 Pages
buildings, equipment and other tangible assets are in good operating condition in all material respects (ordinary wear and tear excepted) and are fit for use in the ordinary course of business consistent with past practice. The Company or one of its Subsidiaries owns, or has a valid leasehold interest in, all tangible assets necessary for the conduct of the Business as presently conducted and as presently proposed to be conducted.

     Section 5.16. Tax Matters

     (a) Filing of Returns and Payment of Taxes. The Company and each Affiliated Group have filed all Tax Returns which they are required to file under applicable Regulations. All such Tax Returns are complete and correct in all material respects and have been prepared in compliance with all applicable Regulations. The Company and each Affiliated Group have paid all Taxes due and owing by them (whether or not such Taxes are required to be shown on a Tax Return) and have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party; neither the Company nor any Affiliated Group has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. The accrual for Taxes on the Latest Balance Sheet would be adequate to pay all Tax liabilities of the Company and its Subsidiaries if the current tax year were treated as ending on the date of the Latest Balance Sheet (excluding any amount recorded which is attributable solely to timing differences between book and Tax income). Since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business consistent with past practice. The assessment of any additional Taxes for periods for which Tax Returns have been filed by the and each Affiliated Group shall not exceed the recorded liability therefor on the Latest Balance Sheet (excluding any amount recorded which is attributable solely to timing differences between book and Tax income). No foreign, federal, state or local tax audits or administrative or judicial proceedings are pending or being conducted with respect to the Company or any Affiliated Group, no information related to Tax matters has been requested by any foreign, federal, state or local taxing authority and no written notice indicating an intent to open an audit or other review has been received by the Company from any foreign, federal, state or local taxing authority. There are no material unresolved questions or claims concerning the Company or any Affiliated Group Tax liability.

     (b) Certain Tax Matters. Neither the Company nor any of its Subsidiaries has made an election under ss. 341(f) of the Internal Revenue Code of 1986, as amended. Neither the Company nor any of its Subsidiaries is liable for the Taxes of another Person under (i) Treas. Reg. ss. 1.1502-6 (or comparable provisions of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract or indemnity or (iv) otherwise. Neither the Company nor any of its
Subsidiaries is a party to any Tax sharing agreement. The Company and each Affiliated Group have disclosed on their federal income Tax Returns any position taken for which substantial authority (within the meaning of Code ss.
6662(d)(2)(B)(i)) did not exist at the time the return was filed. Neither the Company nor any of its Subsidiaries has made any payments,

                              Page 33 of 85 Pages
is not obligated to make payments and is not a party to any Contract that could obligate it to make any payments that would not be deductible under Code ss. 280G.

     (c) FIRPTA. Neither the Company nor any of its Subsidiaries is a "United States real property holding corporation", as defined in Code ss. 897 and in applicable regulations thereunder.

     Section 5.17. Contracts and Commitments

     (a) Schedule of Material Contracts. Schedule 5.17 sets forth a correct and complete list of all of the Material Contracts to which the Company or one of its Subsidiaries is a party or by which it or any of the property, assets or rights of the Company or one of its Subsidiaries is bound or subject, indicating as to each Material Contract the categories of the definition of Material Contract specified below which are applicable thereto. As used in this Agreement, "Material Contracts" means all of the following Contracts which in each case (except for clause (viii) below which shall not have any dollar threshold) involves an aggregate future liability, benefit or right to payment in excess of $100,000:

          (i) mortgages, deeds of trust, indentures, security agreements, pledge agreements, deposit agreements, conditional sale agreements or other Contracts granting a Lien to any Person;

          (ii) credit agreements, loan agreements, indentures, purchase agreements, guarantees, capitalized leases, notes, investments and other instruments providing for or relating to Indebtedness in respect of which the Company or any Subsidiary is in any manner directly or contingently obligated or liable;

          (iii) Contracts under which the Company or any Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other Investment in, any Person, and all joint venture, partnership and limited liability company agreements;

          (iv) Contracts under which the Company or any Subsidiary (A) is lessee of, or holds or operates, any equipment, vehicle or other tangible personal property, or (B) has a leasehold interest or (C) is the lessor or sublessor of real property;

          (v) Contracts for any capital expenditure or research and development;

          (vi) Contracts for the sale or purchase of assets, goods, materials, supplies, machinery, capital assets or services;

          (vii) Contracts relating in whole or in part to the Company's Intellectual Property Rights;

                              Page 34 of 85 Pages

          (viii) Contracts which (A) require the Company or any of its Subsidiaries to deal on an exclusive basis with any Person, (B) restrict or purport to restrict the Company or any of its Subsidiaries from doing any kind of business or from doing business with any Person or in any geographic area or from competing with any Person or (C) requires the Company or any of its Subsidiaries to maintain the confidentiality of any matter;

          (ix) Employment, retainer or consulting Contracts and Contracts with any labor union or other collective bargaining group and all Contracts relating to employee benefit plans;

          (x) Contracts with any shareholder, director, officer or other Affiliate of the Company and all shareholders' agreements, proxies, voting trusts, or powers of attorney to act on behalf of the Company or any of its Subsidiaries;

          (xi)   Contracts   pursuant  to  which  the  Company  or  any  of  its
     Subsidiaries has an obligation to indemnify any Person;

          (xii) Contracts granting any Person any right of first refusal, right of first offer, buy-sell or economically preferential right or other similar rights, to purchase any of the properties or assets of the Company or any of its Subsidiaries;

          (xiii) Contracts granting a warranty to any Person or giving any party the right to renegotiate or require a reduction or rebate in price or the repayment of any amount previously paid to the Company or any of its Subsidiaries;

          (xiv) Contracts with any Governmental Body;

          (xv) Contracts not made in the ordinary course of business or which are materially adverse to the Business; and

          (xvi) Other Contracts to which the Company or any of its Subsidiaries is a party or by or to which it or any of its assets or business is bound or subject which has an aggregate future liability benefit or right to payment to any Person in excess of $100,000.

     (b) Copies of Material Contracts. The Company has furnished to the Purchaser true, complete and correct copies of all Material Contracts or, a written summary setting forth the terms of each oral Material Contract.

      (c) Enforceability. Each of the Material Contracts (i) has been duly authorized, executed and delivered by the Company, or one of its Subsidiaries, as the case may be, and the other parties thereto, and is in full force and effect and (ii) constitutes the legal, valid and

                              Page 35 of 85 Pages
binding obligations of the Company or such Subsidiary, as the case may be, and the other parties thereto, enforceable against the Company or such Subsidiary, as the case may be, and the other parties thereto in accordance with the terms of each such Material Contract. There exists no breach or default (or event which with or without the lapse of time or the giving of notice, or both would constitute a breach or default) under the Material Contracts by the Company or its Subsidiary, as the case may be, or to the knowledge of the Company, the other parties thereto. To the knowledge of the Company, no party to any Material Contract has any intention to terminate any Material Contract nor has the Company or any of its Subsidiaries received any notice to such effect. The consummation of the Transactions will not cause any of the Material Contracts to cease to be in full force and effect, in each case without the breach of any terms or conditions thereof, without the forfeiture or impairment of any rights thereunder and without material penalty or other material adverse consequence.

     Section 5.18. Intellectual Property Rights.

     (a) Schedule of Intellectual Property Rights. Schedule 5.18 sets forth a complete and correct list of all (i) registered Intellectual Property Rights owned or used by the Company or its Subsidiaries, (ii) pending applications for registrations of Intellectual Property Rights filed by the Company or its Subsidiaries, (iii) unregistered trade names and corporate names owned or used by the Company or its Subsidiaries and (iv) unregistered trademarks, service marks, copyrights, mask works and computer software owned or used by the Company or its Subsidiaries. Schedule 5.18 sets forth a complete and accurate list of all licenses and other rights granted by the Company or its Subsidiaries to any third party with respect to any Intellectual Property Rights and all licenses and other rights granted by any third party to the Company or its Subsidiaries with respect to any Intellectual Property Rights, in each case identifying the subject Intellectual Property Rights. The Company or one of its Subsidiaries owns all right, title and interest to, or has the right to use pursuant to a valid license, all Intellectual Property Rights necessary for the operation of the Business as presently conducted and as presently proposed to be conducted, free and clear of all Liens. No loss or expiration of any Intellectual Property Right or related group of Intellectual Property Rights owned or used by the Company or its Subsidiaries or any which would reasonably be expected to have a Material Adverse Effect is, to the best of the Company's knowledge, threatened, pending or reasonably foreseeable. The Company and its Subsidiaries have taken all reasonably necessary actions to maintain and protect the Intellectual Property Rights which it owns. To the best of the Company's knowledge, the owners of any Intellectual Property Rights licensed to the Company or its Subsidiaries have taken all reasonably necessary actions to maintain and protect the Intellectual Property Rights which are subject to such licenses.

     (b) Title to Intellectual Property Rights. (i) The Company or its Subsidiaries own all right, title and interest in and to all of the Intellectual Property Rights listed on Schedule 5.18, free and clear of all Liens, (ii) there have been no claims made against the Company or its Subsidiaries asserting the invalidity, misuse or unenforceability of any of such Intellectual Property Rights, and, to the best of the Company's knowledge, there are no grounds for the

                              Page 36 of 85 Pages
same, (iii) the Company has not received any notices of, or is aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to such Intellectual Property Rights (including, without limitation, any demand or request that the Company or its Subsidiaries license any rights from a third party), (iv) the conduct of the Business has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any Intellectual Property Rights of other Persons, nor would any future conduct as presently contemplated infringe, misappropriate or conflict with any Intellectual Property Rights of other Persons, and (e) to the best of the Company's knowledge, the Intellectual Property Rights owned by or licensed to the Company or its Subsidiaries have not been infringed, misappropriated or conflicted by other Persons.

     Section 5.19. Insurance. All material insurable assets, properties and risks of the Company and its Subsidiaries are covered by valid and currently effective insurance policies or binders of insurance, including, without limitation, general liability insurance, property insurance and workers'
compensation  insurance,   issued  in  favor  of  the  Company  or  one  of  its
Subsidiaries, in each case with financially sound and reputable insurance companies in such types and amounts and covering such assets, properties and risks as are consistent with customary practices and standards of companies engaged in business and operations substantially similar to those of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any insurance policy maintained by it. Neither the Company nor any of its Subsidiaries has any self-insurance or co-insurance programs.

     Section 5.20. Employees. The Company is not aware that any executive or key employee of the Company or any of its Subsidiaries or any group of employees of the Company or its Subsidiaries has any plans to terminate employment with the Company or such Subsidiary; provided, however, that the Company may terminate all members of management employed by PICK US Inc., PICK Net Inc. and PICK Net UK PLC or anyone else other than Thomas Malone and Diego Leiva. The Company and its Subsidiaries have complied in all material respects with all Regulations relating to the employment of labor, including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes, and the Company is not aware that it has any material labor relations problems, including, without limitation, any union organization activities, threatened or actual strikes or work stoppages or material grievances. Neither the Company, any of its Subsidiaries, nor, to the best of the Company's knowledge after due inquiry, any of their employees is subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of the Company or its Subsidiaries, except for agreements between the Company and its present and former employees.

     Section 5.21. ERISA

                              Page 37 of 85 Pages

     (a) Multiemployer Plans. Neither the Company nor any of its Subsidiaries has any obligation to contribute to (or any other liability, including current or potential withdrawal liability, with respect to) any "multiemployer plan" (as defined in Section 3(37) of ERISA).

     (b) Retiree Welfare Plans. Neither the Company nor any of its Subsidiaries maintains or has any obligation to contribute to (or any other liability with respect to) any plan or arrangement whether or not terminated, which provides medical, health, life insurance or other welfare-type benefits for current or future retired or terminated employees (except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state law).

     (c) Defined Benefit Plans. Neither the Company nor any of its Subsidiaries maintains, contributes to or has any liability under (or with respect to) any employee plan which is a tax-qualified "defined benefit plan" (as defined in Section 3(35) of ERISA), whether or not terminated.

     (d) Defined Contribution Plans. Neither the Company nor any of its Subsidiaries maintains, contributes to or has any liability under (or with respect to) any employee plan which is a tax-qualified "defined contribution plan" (as defined in Section 3(34) of ERISA), whether or not terminated.

     (e) Other Plans. Neither the Company nor any of its Subsidiaries maintains, contributes to or has any liability under (or with respect to) any plan or arrangement providing benefits to current or former employees, including any bonus plan, plan for deferred compensation, employee health or other welfare benefit plan or other arrangement, whether or not terminated.

     (f) The Company. For purposes of this paragraph 3.18, the term "Company" includes all organizations under common control with the Company pursuant to
Section 4.14(b) or (c) of the Code.

     Section 5.22. Environmental Matters.

     (a) No Environmental Liability. Neither the Company nor any of its Subsidiaries has, nor will they have, any actual, alleged or contingent liability or obligation (i) under any Environmental Law and/or (ii) with respect to the generation, presence, disposal, Release, handling, transportation, storage, Cleanup or contamination of or by any Hazardous Material (any such liability or obligation being an "Environmental Liability").

     (b) No Violation of Environmental Laws. Neither the Company, any of its Subsidiaries has, any of their assets, nor the operation of the Business, has violated or is in violation of any Environmental Law or Permit and no condition or event has occurred or exists which, with notice, or passage of time or both, would constitute a violation of any such

                              Page 38 of 85 Pages

Environmental Law or a material liability. The Company and its Subsidiaries currently possess all Permits required under applicable Environmental Laws, such Permits are valid and in full force and effect and the Company and the Subsidiaries are in full compliance with the terms and conditions thereof.
     (c) Basis for Environmental Claims. (i) Neither the Company nor any of its Subsidiaries has been identified or listed as a potentially responsible party or a responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Law, nor has the Company received any information requests from a Governmental Body under any Environmental Law. No Relevant Property is listed or is proposed for listing on the federal National Priorities List or any other similar Regulation.

     (ii) There are no underground storage tanks, storing or previously storing Hazardous Materials at any property, site or facility currently or previously owned, leased or operated by the Company or any of its Subsidiaries.

     (iii) Neither the Company nor any of its Subsidiaries has agreed, by Contract or otherwise, to assume the liability of any other Person pursuant to or with respect to any Relevant Property and/or any Environmental Law.

     (d) Notices. Neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Body or Person within the past five years, alleging (i) that the Company, any of its Subsidiaries or any Relevant Property has violated or is in violation of any Environmental Law or is liable for any Cleanup of Hazardous Materials or (ii) that the Company or any of its Subsidiaries has any Environmental Liability.

     (e) Filing of Reports. The Company and its Subsidiaries have timely filed all reports, obtained all Approvals and Permits and generated and maintained, and currently generates and maintains, all Approvals, Permits, data, documentation and records required under any Environmental Laws.

     (f) "Relevant Property". For purposes of this Agreement, the term "Relevant Property" means all sites, facilities, real property and leaseholds presently or formerly owned, leased, used or operated by the Company or one of its Subsidiaries (whether or not such properties are currently owned, leased, used or operated by the Company or such Subsidiary) and all sites, facilities, properties and other locations at which any Hazardous Material has been transported, disposed, treated, stored or Released by or on behalf of the Company or any of its Subsidiaries (each, a "Relevant Property").

     Section 5.23. Affiliated Transactions. Except as specifically set forth in the 10-K, no officer, director, stockholder or Affiliate of the Company or any of its Subsidiaries or any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement,

                              Page 39 of 85 Pages
contract,  commitment  or  transaction  with  the  Company  or has any  material
interest  in  any  material   property  used  by  the  Company  or  any  of  its
Subsidiaries.

     Section 5.24. Brokerage. Except for the commission payable to Ashley Cooper, Robert Becker and John Clarke, which commission will be paid by the Company, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based on any arrangement or agreement binding upon the Company or any of its Subsidiaries.

     Section 5.25. Disclosure. Neither this Agreement nor any of the exhibits, schedules, attachments, written statements, documents, certificates or other items supplied to the Purchaser by or on behalf of the Company or any of its Subsidiaries with respect to the transactions contemplated hereby contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein, under the circumstances in which they are made, not misleading. There is no fact which the Company or any of its Subsidiaries has not disclosed to the Purchaser in writing and of which any of its officers, directors or executive employees is aware and which has had or would reasonably be expected to have a Material Adverse Effect.

                                   ARTICLE VI

                 Representations and Warranties of the Purchaser

     The Purchaser hereby represents and warrants to the Company as of the date of this Agreement and as of the Closing Date as follows:

     Section 6.01. Existence and Power. The Purchaser (a) is validly existing and in good standing under the laws of the jurisdiction of its organization, and
(b) has all necessary power and authority to execute and deliver this Agreement and each of the Ancillary Agreements and to consummate the Transactions.

     Section 6.02. Authorization; Binding Effect. The execution and delivery by the Purchaser of this Agreement and each of the Ancillary Agreements, the performance by it of its obligations under this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby has been duly authorized by all necessary action. No other proceedings on the part of the Purchaser are necessary to approve and adopt this Agreement and the Ancillary Agreements or to approve the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Purchaser, and each of the Ancillary Agreements is, or when executed and delivered in accordance with this Agreement will be, legal, valid and binding obligations of the Purchaser enforceable against it in accordance with its terms.

                              Page 40 of 85 Pages

     Section 6.03. Contravention. Neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by the Purchaser nor the consummation of the transactions contemplated hereby or thereby will (with or without notice or lapse of time or both) (a) conflict with, violate or breach any provision of the Purchasers organizational documents, (b) violate, conflict with or result in a breach of any Regulation by which the Purchaser or any of its assets may be bound or affected, or (c) conflict with, result in a default under, or give rise to a right of termination, cancellation, or acceleration under any material Contract to which the Purchaser is a party or by which its assets may be bound or affected.

     Section 6.04. Approvals. All Approvals have been obtained which are required in connection with (i) the due execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements, (ii) the consummation of the Transactions, and (iii) the performance by the Purchaser of its obligations under this Agreement and the Ancillary Agreements.

     Section  6.05. Investment Representations.

     (a) Purchase for Own Account. The Securities will be acquired for the Purchaser's own account, not as a nominee or agent, and not with a view to the distribution of any part thereof in violation of applicable securities laws.

     (b) No Registration. The Purchaser understands that the Securities have not been registered under the Securities Act or under similar securities laws of any other jurisdiction by reason of reliance upon certain exemptions therefrom, and that the reliance of the Company on such exemptions is predicated upon, among other things, the bona fide nature of the Purchaser's investment intent as expressed herein. The Purchaser understands that the Securities being purchased hereunder are "restricted securities" within the meaning of Rule 144 under the Securities Act; that the Securities are not registered and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available.

     (c) Speculative Investment. The Purchaser understands that the purchase of the Securities represents a speculative investment, and is aware of and has investigated the Company's business, management and financial condition, and has had access to such other information about the Company as such Purchaser has deemed necessary or desirable to reach an informed and knowledgeable decision to acquire the Securities.

     (d) Sophisticated Purchaser. The Purchaser is experienced in evaluating and investing in securities of companies in stages of development similar to the Company. The Purchaser is knowledgeable in business and financial matters and is capable of evaluating the merits and risks of an investment in the Company. The Purchaser acknowledges that it has the ability to bear the economic risk of its investment pursuant to this Agreement.

                              Page 41 of 85 Pages

     (e) Accredited Investor. The Purchaser is an "accredited investor" as defined in Rule 501(a) of the Securities Act.

     (f) Not Formed for Purpose of Investing in the Securities. The Purchaser has not been organized or materially reorganized for the purpose of investing in the Securities.

     Section 6.06. Legends.

     (a) Legends. The Purchaser acknowledges that each certificate representing the Securities may be endorsed with the following legends (or substantial equivalents):

          (i) THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT OR (ii) IN COMPLIANCE WITH RULE 144, OR (iii) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT.

          (ii) Any other legends required by applicable state blue sky laws.

     (b) Removal of Legend and Transfer Restrictions. Any legend endorsed on a certificate pursuant to Section 6.06(a) and any stop transfer instructions with respect to such legended Securities shall be removed, and the Company shall issue a certificate without such legend to the holder of such Securities if (i) such Securities are registered and sold under the Securities Act and a prospectus meeting the requirements of Section 10 of the Securities Act is available, (ii) the sale of such Security is exempt from registration pursuant to Rule 144 promulgated under the Securities Act ("Rule 144") or (iii) if such holder satisfies the requirements Rule 144(k) and, where reasonably deemed necessary by the Company, provides the Company with an opinion of counsel for such holder of the Securities, reasonably satisfactory to the Company, to the effect that (x) such sale meets the requirements of Rule 144, (y) such holder meets the requirements of Rule 144(k) or (z) a public sale, transfer or assignment of such Securities may be made without registration under the Securities Act.

                                   ARTICLE VII

                                    Covenants

                              Page 42 of 85 Pages

     Section 7.01. Conduct of Business. From the date of this Agreement up to and including the Closing Date, the Company and its Subsidiaries shall conduct their business and operations only in the ordinary course and in a manner that is consistent with past practice, including, without limitation (a) performing all of their obligations under Contracts by which it and its properties are bound, (b) using all reasonable efforts in maintaining (i) their business organization intact, (ii) all of its properties, equipment and other assets in good repair, working order and condition, (iii) its present workforce, including all officers of the Company and its Subsidiaries, and (iv) its current relationships with its suppliers and customers, and (c) keeping in full force and effect the insurance currently maintained by them.

     Section 7.02. Cooperation. From the date of this Agreement up to and including the Closing Date, the Company and its Subsidiaries shall use their reasonable efforts to cause the Transactions to be consummated, including, without limitation, (a) obtaining all Approvals as may be necessary or reasonably requested by the Purchaser in order to consummate the Transactions, and (b) giving prompt notice to the Purchaser of any event, notice or other communication which causes or in the reasonable judgment of the Company could cause a Material Adverse Effect.

     Section 7.03. Access to the Company. From the date of this Agreement up to and including the Closing Date, the Company and its Subsidiaries shall afford the Purchaser and its representatives reasonable access, upon reasonable prior notice and at such scheduled times and places during normal business hours as shall be reasonably approved by the Company (but without any interference with the business operations of the Company and its Subsidiaries), to the books, records, properties and facilities of the Company and its Subsidiaries.

     Section 7.04. Notification of Breach of Representations, Warranties and Covenants. From the date of this Agreement up to and including the Closing Date, the Company and its Subsidiaries shall promptly give written notice to the Purchaser upon becoming aware of the occurrence or impending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties or covenants of the Company contained or referred to in this Agreement or in the Ancillary Agreements and shall use its best efforts to prevent the same or remedy the same promptly.

     Section 7.05. Changes in Capital Stock. From the date of this Agreement up to and including the Closing Date, without the prior written consent of the Purchaser, neither the Company nor any of its Subsidiaries shall (a) amend its charter documents or bylaws, (b) make any change in their authorized, issued or outstanding capital stock or any other equity security, (c) issue, sell, pledge, assign or otherwise encumber or dispose of, or purchase, redeem or otherwise acquire, any of their shares of capital stock or other equity securities or enter into any agreement, call or commitment of any character so to do, (d) grant or issue any stock option relating to, right to acquire, or security convertible into, shares of their capital stock or other equity security; purchase, redeem, retire or otherwise acquire any shares of, or any

                              Page 43 of 85 Pages
security  convertible into, their capital stock or other equity  securities,  or
(e) agree to do any of the foregoing.

     Section 7.06. Litigation Developments. From the date of this Agreement up to and including the Closing Date, the Company agrees to promptly advise the Purchaser with respect to any and all Actions and to promptly advise the Purchaser with respect to any significant developments arising in connection with said Actions.

     Section 7.07. Accounting Review. The Company and its Subsidiaries shall permit (and reasonably cooperate with) the Purchaser's accounting firm to conduct a review of the Company's and its Subsidiaries' financial statements, financial information and books and records.

     Section 7.08. Board of Directors Rights.

     (a) Board Observation Rights. For so long as the Purchaser owns not less than 50% of the shares of Series D Preferred Stock purchased by the Purchaser hereunder, and in the event that a director selected by the Purchaser is not serving on the Company's Board of Directors, the Company shall permit a representative of the Purchaser reasonably acceptable to the Company's Board of Directors to attend as an observer all meetings of the Company's Board of Directors and to receive all written materials and other information given to directors in connection with such meetings; provided, however, that such representative shall have entered into the Company's standard confidentiality agreement prior to attending any meetings of the Board of Directors or receiving any written materials in connection with such meetings.

     (b) Director. For so long as the Purchaser owns not less than 50% of the shares of Series D Preferred Stock purchased by the Purchaser hereunder, upon the request of the Purchaser, the Company agrees to use its best efforts to cause David Teolis or another person nominated by the Purchaser and reasonably acceptable to the Company, to be elected and to serve as a director of the Company.

     Section 7.09. Negative Covenants. The Company agrees that without the prior written consent of the Purchaser, the Company shall not:

          (a) Equity Securities. Issue or sell (i) any Equity Security ranking senior to the Series D Preferred Stock in respect of distributions or dividends or upon liquidation, and (ii) any shares of Series A Preferred Stock, Series C Preferred Stock or Series E Preferred Stock. In addition, the Company will not repurchase, redeem or cancel any Equity Security of the Company, except (i) as specifically provided in the agreements (as such agreements exist as of the date hereof) creating Company Equity Securities which are outstanding on the date hereof or (ii) as approved by a majority of the holders of the Company's outstanding Equity Securities;

                              Page 44 of 85 Pages

          (b) Transactions with Affiliates. Enter into any transaction with any Affiliate of the Company.

     Section 7.10. Change of Control "Put".

     (a) Right to "Put" Securities. In the event that a Change of Control shall occur, the Company shall give prompt notice of such Change of Control, describing in reasonable detail the definitive terms and date of consummation thereof to the Purchaser, but in any event such notice shall be given not less than 10 days prior to the occurrence of such Change of Control (or as soon thereafter as the Company becomes aware of such Change of Control). The Purchaser shall have the right to require the Company to redeem all or a portion of the Series D Preferred Stock owned by the Purchaser at a price per share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon) by giving written notice to the Company of such election within 30 days of receipt of the Company's notice. Upon receipt by the Company of such written notice from the Purchaser, the Company shall be obligated to redeem the aggregate number of shares of Series D Preferred Stock specified therein within ten days of the receipt of such notice from the Purchaser.

     (b) Failure to Repurchase Securities. In the event that the Company shall fail to repurchase the shares of Series D Preferred Stock as contemplated above, then upon the conversion by the Purchaser of the shares of Series D Preferred Stock held by the Purchaser, the Company shall issue to the Purchaser the number of shares of Common Stock equal to the number of shares of Common Stock that would have been issuable to the Purchaser had the Conversion Rate (as defined in the Certificate of Designations for the Series D Preferred) been reduced by $.025 for the first 30 day period or portion thereof after the date of consummation of a Change of Control that the Company shall fail to repurchase such shares of Series D Preferred Stock and $.05 for each 30 day period or portion thereof after such first 30 day period (e.g., the initial Conversion Rate will be reduced from $.42 to $.395 for the first 30 day period and by $.05 for each additional 30 day period).

                                  ARTICLE VIII

                                   Termination

     Section 8.01. Termination. This Agreement may be terminated at any time prior to the Closing by:

          (a) the mutual written consent of the Company and the Purchaser;

          (b) the Purchaser or the Company, upon prior written notice, if there shall have been a breach by the other party of any of the terms or provisions of this Agreement or the Ancillary Agreements which shall not have been waived in writing by the non-

                              Page 45 of 85 Pages
     breaching party and such breach cannot be cured by May 12, 1999 (the "Termination Date");

          (c) the Purchaser or the Company, upon written notice, if the Closing shall not have occurred on or before the Termination Date for any reason other than the failure or refusal of the party seeking to terminate to perform any of its obligations hereunder; or

          (d) the Purchaser or the Company if any court having competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions.

     Section 8.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01 hereof, such termination shall be the sole remedy, and (a) this Agreement shall forthwith become void, and (b) there shall be no liability on the part of the Company or the Purchaser; provided, however, that if such termination shall result from the breach by a party hereto of any of its obligations under this Agreement, such party shall be fully liable for any and all damages sustained or incurred by the other party hereto, its Affiliates or any of the representatives of any of them as a result of or arising from such breach and such other party shall be entitled to seek any remedies available to its at law or in equity.

                                   ARTICLE IX

                                  Miscellaneous

     Section 9.01. Notices. All notices, requests, demands and other communications to any party or given under this Agreement or any Ancillary Agreement (collectively, "Notices") will be in writing and delivered personally, by overnight courier or by registered mail to the parties at the address for such party set forth on the signature pages hereto or sent by telecopier, with confirmation received, to the telecopy number specified for such party on the signature pages hereto (or at such other address or telecopy number as will be specified by a party by like notice given at least five calendar days prior thereto). All Notices will be deemed delivered when actually received.

     Section 9.02. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed will be deemed an original, but all of which taken together will constitute one and the same instrument.

     Section 9.03. Integration. This Agreement and the Ancillary Agreements contain and constitute the entire agreement of the parties with respect to the subject matter hereof and

                              Page 46 of 85 Pages
supersedes all prior negotiations, agreements and understandings, whether written or oral, of the parties hereto.

     Section 9.04. Incorporation of Schedules and Exhibits. The Schedules and Exhibits hereto are incorporated into this Agreement and will be deemed a part hereof as if set forth herein in full. References to "this Agreement" and the words "herein", "hereof" and words of similar import refer to this Agreement (including the Schedules and Exhibits) as an entirety. In the event of any conflict between the provisions of this Agreement and any Schedule or Exhibit, the provisions of this Agreement will control.

     Section 9.05. Amendment of Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 9.06. Successors and Assigns. This Agreement will be binding upon and inures to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto.

     Section 9.07. No Waiver; Remedies. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement and the Ancillary Agreements will be cumulative and not exclusive of any rights or remedies provided by law.

     Section 9.08. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     Section 9.09. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the state of New York applicable to contracts executed in and to be performed entirely within that state.

     Section 9.10. Limitation of Liability. It is expressly understood and agreed by the parties hereto that (a) this Agreement is executed and delivered by Wilmington Trust Company, not individually or personally but solely as Owner Trustee of Purchaser, in the exercise of the powers and authority conferred and vested in it, (b) each of the representations,

                              Page 47 of 85 Pages
undertakings and agreements herein made on the part of Purchaser is made and intended not as personal representations, undertakings and agreements by Wilmington Trust Company but is made and intended for the purpose for binding only the Purchaser, (c) nothing herein contained shall be construed as creating any liability on Wilmington Trust Company, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any Person claiming by, through or under the parties hereto and (d) under no circumstances shall Wilmington Trust Company be personally liable for the payment of any indebtedness or expenses of the Purchaser or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by Purchaser under this Agreement or any Ancillary Agreement.

     Section 9.11 Custodian. The Company is hereby instructed that all payments and distributions on the Securities shall hereafter be made, and a copy of all notices shall be sent, to State Street Bank and Trust Company (including any successor under that certain Custodial Agreement dated as of August 11, 1998, as it may from time to time be amended, "Custodian"), pursuant to the instructions attached. This instruction may not be revoked or modified by the Purchaser without the written consent of Custodian. It is further understood that Custodian is acting strictly in its capacity as a Custodian and Agent for the Purchaser, and not individually for its own account, and that there shall be no recourse against the Custodian in its individual or corporate capacity (or against any properties owned by it in its individual or corporate capacity) with respect to any obligations or liabilities that may exist or arise under or with respect to the Securities, this Agreement or the Ancillary Agreements.

                              Page 48 of 85 Pages

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                    PICK COMMUNICATIONS CORP.
Address for Notices:
155 Route 46 West
Wayne, New Jersey 07470
Attention:  Thomas M. Malone        By: /s/ Thomas M. Malone
Facsimile No.: 973-812-4181             -------------------------------
                                        Name: Thomas M. Malone
                                        Title: Chief Executive Officer


                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company, not in
                                          its individual capacity but solely
                                          as Owner Trustee
Address for Notices:
State Street Bank and Trust Company
2 International Place - 5th Floor
                                    By:
Boston, Massachusetts  02110            -------------------------------
Attn:  Joseph Tremonte,                 Name:
      Corporate Trust Division          Title:
Telephone: (617) 664-5276
Fax: (617) 664-5291
and
Attention: Ralph Creasia, Corporate Trust Division
Telephone: (617) 664-5634
Fax:   (617) 664-5291

AND

Tri-Links Investment Trust
2 World Financial Center
17th Floor
New York, New York  10281
Attention: Doug Dragotti
Telephone:  (212) 667-1964
Fax:        (212) 667-1708

                              Page 49 of 85 Pages

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                    PICK COMMUNICATIONS CORP.
Address for Notices:
155 Route 46 West
Wayne, New Jersey 07470
Attention:  Thomas M. Malone        By:
Facsimile No.: 973-812-4181             -------------------------------
                                        Name:
                                        Title:

                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company, not in
                                          its individual capacity but solely
                                          as Owner Trustee
Address for Notices:

------------------------------
------------------------------

Attention:                          By: /s/ David A. Vanaskey
          --------------------          -------------------------------
Facsimile No.:                          Name: David A. Vanaskey
              ----------------          Title: Assistant Vice President

                              Page 50 of 85 Pages

                                                                      SCHEDULE I
                                                                              to
                                                          SUBSCRIPTION AGREEMENT

                      Company's Wire Transfer Instructions


                            Chase Manhattan Bank, NA
                            ABA # 021-000-021
                            Pick, Inc.
                            Acct. # 6097-001339

                              Page 51 of 85 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D



     CERTIFICATE OF DESIGNATION, NUMBER, POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS,
 LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF SERIES
                         D CONVERTIBLE PREFERRED STOCK
                                       OF

                            PICK COMMUNICATIONS CORP.

It is hereby certified that:

1. The name of the company (hereinafter called the "Company") is PICK Communications Corp., a Nevada company whose address is 155 Route 46 West, Wayne Interchange Plaza II, Third Floor, Wayne, NJ 07470.

2. The articles of incorporation of the Company authorizes the issuance of ten million (10,000,000) shares of Preferred Stock, of a par value of $.001 per share, and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions to establish the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative, participation, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

3. The Board of Directors of the Company authorized seventy thousand (70,000) of the ten million (10,000,000) shares of Preferred Stock of the Company be designated Series A Convertible Preferred Stock, $.001 par value per share, none of which shares have been issued (the "Series A Convertible Preferred Stock").

4. The Board of Directors of the Company authorized two million (2,000,000) of the ten million (10,000,000) shares of Preferred Stock of the Company be designated Series B Convertible Preferred Stock, $.001 par value per share, of which two million (2,000,000) shares have been issued (the "Series B Convertible Preferred Stock").

5. The Board of Directors of the Company authorized one hundred thousand (100,000) of the ten million (10,000,000) shares of Preferred Stock of the Company be designated Series C Convertible Preferred Stock, $.001 par value per share, none of which shares have been issued (the "Series C Convertible Preferred Stock").

6. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series D issue of Convertible Preferred Stock:

RESOLVED, that five hundred thousand (500,000) of the ten million (10,000,000) authorized shares of Preferred Stock of the Company shall be designated Series D Convertible Preferred Stock, $.001 par value per share, and shall possess the rights and privileges set forth below:

SECTION 1. DESIGNATION AND AMOUNT.

The shares of such series shall be designated as "Series D Convertible Preferred Stock" (the "Series D Convertible Preferred Stock") and the number of shares constituting the Series D Convertible Preferred Stock shall be five hundred thousand (500,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series D Convertible Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series D Convertible Preferred Stock.

SECTION 2. RANK.

The Series D Convertible Preferred Stock shall rank: (i) prior to all of the Company's Common Stock, par value $.001 per share ("Common Stock"); (ii) prior to any class or series of capital stock of the Company specifically ranking by its terms junior to any Series D Convertible Preferred Stock of whatever subdivision (collectively, with the Common Stock, "Junior Securities"); (iii) on parity with the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock and (iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series D Convertible Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

                              Page 52 of 85 Pages

SECTION 3. DIVIDENDS.

The holders of Series D Convertible Preferred Stock ("Holders") shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of the funds of the Company legally available therefor, dividends ratably with any declaration or payment of any dividend with holders of the Common Stock or other Junior Securities of this Corporation, when, as and if declared by the Board of Directors, based on the number of shares of Common Stock into which each share of Series D Preferred Stock is then convertible.

SECTION 4. LIQUIDATION PREFERENCE.

(a) In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Holders of shares of Series D Convertible Preferred Stock shall be entitled to receive, immediately after any distributions to securities ("Senior Securities") required by the Company's Certificate of Incorporation or any certificate of designation of preferences, and prior and in preference to any distribution to Junior Securities, but in parity with any distribution of Parity Securities, an amount per share equal to the sum of $10.00 for each outstanding share of Series D Convertible Preferred Stock (the "Original Series D Issue Price"). If upon the occurrence of such event, the assets and funds thus distributed among the Holders of the Series D Convertible Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series D Convertible Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series D Convertible Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any certificate of designation of preferences.

(b) Upon the completion of the distribution required by subsection 4(a), if assets remain in this Company, they shall be distributed to holders of Parity Securities (unless holders of Parity Securities have received distributions pursuant to subsection (a) above) and Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation of preferences.

(c) A consolidation or merger of the Company with or into any other corporation or corporations, or a sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 4, but shall instead be treated pursuant to Section 6 hereof.

SECTION 5. CONVERSION. THE RECORD HOLDERS OF THIS SERIES D CONVERTIBLE PREFERRED STOCK SHALL HAVE CONVERSION RIGHTS AS FOLLOWS (THE "CONVERSION RIGHTS"):

Holder's Right to Convert.

(i) The record Holder of this Series D Convertible Preferred Stock shall be entitled (at the times and in the amounts set forth below), at the office of the Company or any transfer agent for the Series D Convertible Preferred Stock, to convert portions of the Series D Convertible Preferred Stock held by such Holder (but only in multiples of $1,000) into that number of unrestricted, fully-paid and non-assessable shares of Common Stock at the Conversion Rate as set forth below. The number of shares of Common Stock into which this Series D Convertible Preferred Stock may be converted is hereinafter referred to as the "Conversion Number" for such Series D Convertible Preferred Stock. The record Holder of this Series D Convertible Preferred Stock shall be entitled to convert the initial number of shares of Series D Convertible Preferred Stock held by such Holder beginning on the date of the closing (the "Closing") of a sale of such Series D Convertible Preferred Stock that occurs pursuant to the offering (the "Offering") of the Series D Convertible Preferred Stock by the Company. The following formula sets forth the number of shares (Conversion Number) issued upon conversion of one (1) share of Series D Convertible Preferred Stock as an amount equal to 23.81 shares of Common Stock:

Conversion Number  =          10
                     ----------------------
                        Conversion Rate

                               Page 53 of 85 Pages
where,

Conversion Rate = $.42 per share.

Notwithstanding the foregoing, if the Company has not issued Series D Convertible Preferred Stock aggregating $2,500,000 and if more than 75% of the outstanding obligations to the holders of the 18% Senior Secured Notes (the "Notes") of the Company convert their Notes into Common Stock at $.25 per share, the Holders of the Series D Convertible Preferred Stock may convert their shares of Series D Convertible Preferred Stock at a Conversion Rate of $.25 per share.

(ii) Mechanics of Conversion. In order to convert Series D Convertible Preferred Stock into full shares of Common Stock, the Holder shall (i) transmit facsimile copy of the fully executed notice of conversion in the form attached hereto ("Notice of Conversion") to the Company at such office that he elects to convert the same (Facsimile number (973) 812-4181), which notice shall specify the number of shares of Series D Convertible Preferred Stock to be converted and shall contain a calculation of the Conversion Rate (together with a copy of the first page of each certificate to be converted) to the Company or its designated transfer agent prior to midnight, New York City time (the "Conversion Notice Deadline") on the date of conversion specified on the Notice of Conversion and
(ii) surrender the original certificate or certificates therefor, duly endorsed, and deliver the original Notice of Conversion by either overnight courier or 2-day courier, to the office of the Company or of any transfer agent for the Series D Convertible Preferred Stock; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such Series D Convertible Preferred Stock are delivered to the Company or its transfer agent as provided above, or the Holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of the certificate or certificates ("Stock Certificates") representing shares of Series D Convertible Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Stock Certificate(s), if mutilated, the Company shall execute and deliver new Stock Certificate(s) of like tenor and date. No fractional shares of Common Stock shall be issued upon conversion of this Series D Convertible Preferred Stock. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall pay cash to such Holder in an amount equal to such fraction multiplied by the Conversion Rate then in effect. In the case of a dispute as to the calculation of the Conversion Rate, the Company's calculation shall be deemed conclusive absent manifest error.

The Company shall use all  reasonable  efforts to issue and deliver within three
(3) business days after delivery to the Company of the stock certificates, or after such agreement and indemnification, to such Holder of Series D Convertible Preferred Stock at the address of the Holder on the books of the Company, a certificate or certificates for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid. The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date set forth in such Notice of Conversion, provided (i) that the advance copy of the Notice of Conversion is faxed to the Company before midnight, New York City time, on the Date of Conversion, and (ii) that the original Stock Certificates representing the shares of Series D Convertible Preferred Stock to be converted are received by the transfer agent or the Company within five (5) business days thereafter. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. If the original Stock
Certificates representing the Series D Convertible Preferred Stock to be converted are not received by the transfer agent or the Company within five (5) business days after the Date of Conversion or if the facsimile of the Notice of Conversion is not received by the Company or its designated transfer agent prior to the Conversion Notice Deadline, the Notice of Conversion, at the Company's option, may be declared null and void.

Following conversion of shares of Series D Convertible Preferred Stock, such shares of Series D Convertible Preferred Stock will no longer be outstanding.

                              Page 54 of 85 Pages

(b) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series D Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series D Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series D Convertible Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(c) Adjustment to Conversion Rate.

(i) If, prior to the conversion of all Series D Convertible Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, then the Holders of Series D Convertible Preferred Stock shall thereafter have the right to purchase and receive upon conversion of Series D Convertible Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such shares of stock and/or securities as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore purchasable and receivable upon the conversion of Series D Convertible Preferred Stock held by such Holders had such merger, consolidation, exchange of shares, recapitalization or reorganization not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series D Convertible Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for adjustment of the number of shares issuable upon conversion of the Series D Convertible Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any shares of stock or securities thereafter deliverable upon the exercise hereof. The Company shall not effect any transaction described in this subsection 5(c) unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation to deliver to the Holders of the Series D Convertible Preferred Stock such shares of stock and/or securities as, in accordance with the foregoing provisions, the Holders of the Series D Convertible Preferred Stock may be entitled to purchase.

(ii) If, prior to the conversion of all Series D Convertible Preferred Stock, the Company issues or sells any shares of Common Stock or other equity securities or securities convertible into or exercisable for equity securities, other than the shares of Common Stock underlying options or warrants outstanding as of the Closing, for a consideration per share less than the Conversion Rate in effect immediately prior to such issuance or sale, then immediately after the date the Holders receive written notice from the Company of such issuance or sale, the Conversion Rate then in effect shall be reduced to an amount equal to the consideration per share of Common Stock in such issuance or sale.

(iii) If, any adjustment under this subsection 5(c) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be the next higher number of shares.

SECTION 6. CORPORATE CHANGE.

The Conversion Rate shall be appropriately adjusted to reflect, as deemed equitable and appropriate by the Company, any stock dividend, stock split or share combination of the Common Stock. In the event of a merger, reorganization, recapitalization or similar event of or with respect to the Company (a "Corporate Change") (other than a Corporate Change in which or substantially all of the consideration received by the holders of the Company's equity securities upon such Corporate Change consists of cash or assets other than securities issued by the acquiring entity or any affiliate thereof), this Series D Convertible Preferred Stock shall be assumed by the acquiring entity and thereafter

                              Page 55 of 85 Pages
this Series D Convertible Preferred Stock shall be convertible into such class and type of securities as the Holder would have received had the Holder converted this Series D Convertible Preferred Stock immediately prior to such Corporate Change.

SECTION 7. VOTING RIGHTS.

     (a) In addition to any other rights provided for herein or by law, the holders of Series D Preferred Stock shall be entitled to vote, together with the holders of Common Stock as one class, on all matters as to which holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as such Common Stock holders. In any such vote each share of Series D Preferred Stock shall entitle the holder thereof to the number of votes per share that equals the number of whole shares of Common Stock into which each such share of Series D Preferred Stock is then convertible, calculated to the nearest share.

     (b) So long as at least twenty percent (20%) of the Series D Preferred Stock remains outstanding, the consent of the holders of two-thirds of the then outstanding Series D Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, shall be necessary to permit effect or validate the creation and issuance of any series of preferred stock or other security of the Company which is senior as to Distributions to the Series D Preferred Stock.

     (c) So long as at least twenty percent (20%) of the Series D Preferred Stock remains outstanding, the consent of two-thirds of the holders of the then outstanding Series D Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, shall be necessary to repeal, amend or otherwise change this Certificate of Designation or the Articles of Incorporation of the Company, as amended, in a manner which would alter or change the powers, preferences, rights, privileges, restrictions and conditions of the Series D Preferred Stock so as to adversely affect the Series D Preferred Stock.

     (d) Each share of the Series D Preferred Stock shall entitle the holder thereof to one vote on all matters to be voted on by the holders of the Series D Preferred Stock, as set forth above.

     (e) In the event that the holders of the Series D Preferred Stock are required to vote as a class on any other matter, the affirmative vote of holders of not less than fifty percent (50%) of the outstanding shares of Series D Preferred Stock shall be required to approve each such matter to be voted upon, and if any matter is approved by such requisite percentage of holders of Series D Preferred Stock, such matter shall bind all holders of Series D Preferred Stock.

SECTION 8. STATUS OF CONVERTED STOCK.

In the event any shares of Series D Convertible Preferred Stock shall be converted pursuant to Section 5 hereof, the shares so converted shall be canceled, shall return to the status of authorized, but unissued Convertible Preferred Stock of no designated series, and shall not be issuable by the Company as Series D Convertible Preferred Stock.

SECTION 9. MISCELLANEOUS.

     (a) There is no sinking fund with respect to the Series D Preferred Stock.

                               Page 56 of 85 Pages

     (b) The shares of the Series D Preferred Stock shall not have any preferences, voting powers or relative, participating, optional, preemptive or other special rights except as set forth above in this Certificate of Designation, and in the Articles of Incorporation of the Company, as amended.

     FURTHER   RESOLVED,   that  the  statements   contained  in  the  foregoing
resolutions creating and designating the said Series D Convertible Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the certificate of incorporation of the Company pursuant to the provisions of Chapter 78 of the Nevada Revised Statutes.


     Signed on April 14, 1999

     /s/ Diego Leiva
     -------------------------------
     Diego Leiva, President


     Attest: /s/ Elliot H. Lutzker
             -----------------------------------------
             Elliot H. Lutzker, Assistant Secretary


     STATE OF NEW YORK        )
                              ) ss.
     COUNTY OF NEW YORK               )

     The foregoing instrument was subscribed before me, a notary public for the State of New York, this 14th day of April 1999, by Diego Leiva and Elliot H. Lutzker, who are personally known to me.

                                                /s/ Michael P. Buck
                                                ------------------------------
                                                Notary Public

                                                My commission expires: 12/6/2000

                              Page 57 of 85 Pages

NOTICE OF CONVERSION




     (To be executed by the Registered Holder in order to Convert the Series D Convertible Preferred Stock)


     The undersigned hereby irrevocably elects to convert __________ shares of Series D Convertible Preferred Stock, represented by stock certificate No(s). ________ (the "Convertible Preferred Stock Certificates") into shares of common stock ("Common Stock") of PICK Communications Corp., (the "Company") according to the conditions of the Certificate of Designation of Series D Convertible Preferred Stock, as of the date written below. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.

     The undersigned represents and warrants that all offers and sales by the undersigned of the shares of Common Stock issuable to the undersigned upon conversion of the Series D Convertible Preferred Stock shall be made pursuant to registration of the Common Stock under the Act or pursuant to an exemption from registration under the Act.

      Conversion Calculations:



            Date of Conversion



            Applicable Conversion Rate

            Signature



            Name



            Address





--------------------------------------------------------------------------------
No shares of Common Stock shall be issued until the original Convertible Preferred Stock Certificate(s) to be converted and the Notice of Conversion are received by the Company's Attorney or Transfer Agent. The original Stock
Certificates  representing  the  Series  D  Convertible  Preferred  Stock  to be
converted and the Notice of Conversion must be received by the Company's Attorney or Transfer Agent by the fifth business day following the Date of Conversion, or the Notice of Conversion, at the Company's option, may be declared null and void.
--------------------------------------------------------------------------------

                              Page 58 of 85 Pages

                                                                       EXHIBIT 4
                                                                              to
NO. WD-1                                                            SCHEDULE 13D

                        WARRANT TO PURCHASE COMMON STOCK

                                       OF

                            PICK COMMUNICATIONS CORP.

     This is to Certify That, FOR VALUE RECEIVED, TRI-LINKS INVESTMENT TRUST, or assigns ("Holder"), is entitled to purchase, subject to the provisions of this Warrant, from PICK Communications Corp., a Nevada corporation ("Company"), three hundred thousand (300,000) fully paid, validly issued and nonassessable shares of Common Stock of the Company ("Common Stock") at a price equal to $.63 per share at any time or from time to time during the period from the date of issuance of this Warrant until May 12, 2001, subject to adjustment as set forth herein. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Shares" and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "Exercise Price".

     (a) EXERCISE OF WARRANT; CANCELLATION OF WARRANT.

          (1) This Warrant may be exercised in whole or in part at any time or from time to time on or after the date of issuance of this Warrant until May 12, 2001, (the "Exercise Period"); provided, however, that if such day is a day on which banking institutions in the State of New York are authorized by law to close, then this Warrant may be exercised on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of the Warrants, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate or certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

                              Page 59 of 85 Pages

          (2) At any time during the Exercise Period, the Holder may, at its option, exchange this Warrant, in whole or in part (a "Warrant Exchange"), into the number of Warrant Shares determined in accordance with this Section (a)(2), by surrendering this Warrant at the principal office of the Company or at the office of its stock transfer agent, accompanied by a notice stating such Holder's intent to effect such exchange, the number of Warrant Shares to be exchanged and the date on which the Holder requests that such Warrant Exchange occur (the "Notice of Exchange"). The Warrant Exchange shall take place on the date specified in the Notice of Exchange or, if later, the date the Notice of Exchange is received by the Company (the "Exchange Date"). Certificates for the shares issuable upon such Warrant Exchange and, if applicable, a new warrant of like tenor evidencing the balance of the shares remaining subject to this Warrant, shall be issued as of the Exchange Date and delivered to the Holder within seven (7) days following the Exchange Date. In connection with any Warrant Exchange, this Warrant shall represent the right to subscribe for and acquire the number of Warrant Shares (rounded to the next highest integer) equal to (i) the number of Warrant Shares specified by the Holder in its Notice of Exchange (the "Total Number") less (ii) the number of Warrant Shares equal to the quotient obtained by dividing (A) the product of the Total Number and the existing Exercise Price by (B) the current market value of a share of Common Stock. Current market value shall have the meaning set forth Section (c) below, except that for purposes hereof, the date of exercise, as used in such Section (c), shall mean the Exchange Date.

     (b) RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of the Warrants.

     (c) FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

          (1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market, the current market value shall be the last reported sale price of the Common Stock on such exchange or market on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average closing bid and asked prices for such day on such exchange or market; or

          (2) If the Common Stock is not so listed or admitted to unlisted trading privileges, but is traded on the Nasdaq SmallCap Market, the current market value shall be the average of the closing bid and asked prices for such day on such market and if the Common Stock is not so traded, the current market value shall be the mean of the last reported bid and asked prices reported by the National

                              Page 60 of 85 Pages

     Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

          (3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

     (d) EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

     (e) RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

     (f) ANTI-DILUTION PROVISIONS. Subject to the provisions of Section l hereof, the Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

          (1) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of

                              Page 61 of 85 Pages

     Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

          (2) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the "Subscription Price") (or having a conversion price per share) less than the current market price of the Common Stock (as defined in Subsection (5) below) on the record date mentioned below, or less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal, the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned below and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned below and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

          (3) In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of

                              Page 62 of 85 Pages

     Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Subsection (5) below), less the fair market value (as determined by the Company's Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

          (4) Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

          (5) For the purpose of any computation under Subsections (2) and (3) above, the current market price per share of Common Stock at any date shall be determined in the manner set forth in Section (c) hereof except that the current market price per share shall be deemed to be the higher of (i) the average of the prices for 30 consecutive business days before such date or
     (ii) the price on the business day immediately preceding such date.

          (6) No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one cent ($0.01) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

          (7) In the event that the Registration Statement covering the Warrant Shares is not effective by the Required Effective Date (as defined in the Investor Rights Agreement) then upon the exercise by the Holder of this Warrant, the Company shall issue to the Holder the number of Warrant Shares equal to the number of Warrant Shares that would have been issuable to the Holder had the

                              Page 63 of 85 Pages

     Exercise Price been reduced by $.025 for the initial 90 day period or portion thereof after the Required Effective Date that the Registration Statement is not effective and $.05 for each additional 90 day period thereafter (e.g., the initial Exercise Price will be reduced from $.63 to $.605 for the first 90 day period and by $.05 for each additional 90 day period).

          (8) In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to
     (6), inclusive above.

          (9) Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

     (g) OFFICER'S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by the holder or any holder of a Warrant executed and delivered pursuant to Section (a) and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to the Holder or any such holder.

     (h) NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification,

                              Page 64 of 85 Pages
reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

     (i) RECLASSIFICATION, REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

     (j) REGISTRATION UNDER THE SECURITIES ACT OF 1933. The holder will have registration rights with respect to the Warrant Shares as more particularly set forth in the Investor Rights Agreement executed in connection with the purchase of Series D Convertible Preferred Stock of the Company.

                                   PICK COMMUNICATIONS CORP.


                                   By: /s/ Thomas M. Malone
                                       -----------------------------------------
                                       Thomas M. Malone, Chief Executive Officer
Dated:  May 12, 1999

Attest:

/s/ Elliot H. Lutzker
--------------------------------------
Elliot H. Lutzker, Assistant Secretary

                              Page 65 of 85 Pages

                                  PURCHASE FORM


                                                Dated ________

     The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing_______ shares of Common Stock and hereby makes payment_______ of in payment of the actual exercise price thereof.



                     INSTRUCTIONS FOR REGISTRATION OF STOCK

Name ____________________
(Please typewrite or print in block letters)


Address _________________


Signature _______________


                                 ASSIGNMENT FORM

     FOR VALUE RECEIVED, __________ hereby sells, assigns and transfers unto


Name _______________________
(Please typewrite or print in block letters)


Address ____________________

the right to purchase Common Stock represented by this Warrant to the extent of ______ shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ________ Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date ____________________

Signature _______________


                              Page 66 of 85 Pages

                                                                       EXHIBIT 5
                                                                              to
                                                                    SCHEDULE 13D


     INVESTOR RIGHTS AGREEMENT (the "Agreement"), dated as of May 12, 1999, between PICK COMMUNICATIONS CORP., a Nevada corporation (the "Company"), and TRI-LINKS INVESTMENT TRUST (the "Investor").

                                    RECITALS

     A. The Company and the Investor have entered into the Subscription Agreement dated as of May 12, 1999 (the "Subscription Agreement"), pursuant to which the Investor agreed to purchase 150,000 units (the "Units"), each consisting of (i) one share of Series D Convertible Preferred Stock, par value $.001 per share (the "Series D Preferred Stock"), of the Company, and (ii) 2 warrants (the "Warrants"), each to purchase one share of Common Stock, par value $.001 per share (the "Common Stock"), of the Company.

     B. As a condition to the Investor's obligations under the Subscription Agreement, the Company desires to grant the Investor certain rights as set forth herein.

                                    AGREEMENT

     In consideration of the premises and the mutual covenants and the agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   Definitions

     Section 1.01. Definitions. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Board" or "Board of Directors" means the board of directors of the Company as constituted from time to time.

          "Common Stock" includes (a) the Company's Common Stock, and (b) any other securities into which or for which any of the Company's Common Stock may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

          "Governmental Body" means any agency, bureau, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

                              Page 67 of 85 Pages

          "Holder" shall initially mean the Investor and subsequently shall mean any Person who holds outstanding Registrable Securities which have not been sold to the public, or any Person to whom any Holder shall sell or transfer pursuant to Section 3.09 of this Agreement its Registrable Securities and expressly transfer its rights hereunder.

          "Investor's Designee" means the member of the Board of Directors of the Company designated by the Investor, in accordance with the Subscription Agreement.

          "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Body

          "Potential Material Event" means any of (a) the possession by the Company of material information not ripe for disclosure in a registration statement, which shall be evidenced by determinations in good faith by the Board of Directors that disclosure of such information in the registration statement would be detrimental to the business and affairs of the Company, or (b) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors that the registration statement would be materially misleading absent the inclusion of such information.

          "Preferred Holder" means the Investor and any Person to whom the Investor shall sell or transfer its Preferred Shares pursuant to the terms of this Agreement and expressly transfer its rights hereunder.

          "Preferred Shares" means (a) the shares of Series D Preferred Stock purchased by the Investor pursuant to the Subscription Agreement and (b) any other securities into which or for which any of the Series D Preferred Stock may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

          "Registrable Securities" shall mean and include all shares of Common Stock issued or issuable upon (a) the conversion of the Preferred Shares and (b) upon the exercise of the Warrants; provided, however, that (i) Registrable Securities shall cease to be Registrable Securities upon the consummation of any sale of such securities pursuant to a registration statement or Rule 144 under the Securities Act and (ii) shall cease to be Registrable Securities if sold in a transaction in which rights under
     Article III of this Agreement are not assigned.

                              Page 68 of 85 Pages

          "Register", "registered" and "registration" refer to a registration effected through the preparation and filing of a registration statement or similar document in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement or document.

          "Registration Expenses" shall mean all expenses incurred by the Company in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration and the reasonable fees and disbursements of one special legal counsel to represent all of the Holders together (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

          "Registration Statement" means a registration statement on Form S-3 (if prepared pursuant to Section 3.01) or any other appropriate form (if prepared pursuant to Section 3.03) prepared and filed with the SEC by the Company pursuant to Article III of this Agreement.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

          "SEC" means the United States Securities and Exchange Commission and includes any Governmental Body succeeding to the functions thereof.

          "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

          "Selling  Expenses"  shall mean all  underwriting  discounts,  selling
     commissions   and  stock  transfer  taxes   applicable  to  the  securities
     registered by the Holders.

          "Subsidiary" of a Person means any Person of which equity securities or other ownership interests having ordinary voting power to elect a majority of the board of directors, the manager or other persons performing similar functions are at the time directly or indirectly owned by the Person. Unless the context otherwise requires, references to one or more Subsidiaries are references to Subsidiaries of the Company

          "Warrant Holder" means the Investor and any Person to whom the Investor shall sell or transfer its Warrants pursuant to the terms of this Agreement and expressly transfer its rights hereunder.

                              Page 69 of 85 Pages

     Section 1.02. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles consistently applied, and all financial data submitted pursuant to this Agreement shall be prepared in accordance with such principles.

                                   ARTICLE II

                            Covenants of the Company.

     Section 2.01. Affirmative Covenants of the Company Other Than Reporting Requirements. Except to the extent the following covenants and provisions of this Section 2.01 are waived in any instance by a majority of the Preferred Holders, the Company covenants and agrees that so long as not less than 50% (the "Minimum Percentage") of the Preferred Shares originally issued to the Investor remain outstanding, it will perform and observe the following covenants and provisions:

          (a) Available Shares. The Company shall have at all times authorized and reserved for issuance, free from preemptive rights, shares of Common Stock sufficient to yield 150% of the number of shares of Common Stock issuable at conversion or exercise as may be required to satisfy (i) the conversion rights of the Preferred Holders pursuant to the terms and conditions of the Preferred Shares and (ii) the exercise rights of the Warrant Holders pursuant to the terms and conditions of the Warrants.

          (b) Meeting of Directors and Committees. The Company's Board of Directors shall hold meetings at least every other month.

          (c)   Indemnification.   The  Company  shall  at  all  times  maintain
     provisions in its Bylaws or Articles of Incorporation exculpating and indemnifying all of the members of the Board of Directors from and against liability to the maximum extent permitted under the laws of the state of its incorporation.

          (d) Expenses of Directors. The Company shall promptly reimburse in full the Investor's Designee for all of his reasonable out-of-pocket expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof in conformity with the Company's policy.

     Section 2.02. Reporting Requirements of the Company. Until less than the Minimum Percentage of the Preferred Shares originally issued to the Investor are outstanding, the Company will furnish the following to each Preferred Holder and Warrant Holder:

          (a) Monthly Reports. Starting with results for the month of June, 1999, as soon as available but in any event within 15 days after the end of each monthly accounting period in each fiscal year, unaudited consolidating and consolidated

                              Page 70 of 85 Pages
     statements of income and cash flows of the Company and its Subsidiaries for such monthly period and for the period from the beginning of the fiscal year to the end of such month, and unaudited consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such monthly period, setting forth in each case comparisons to the Company's annual budget and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with generally accepted accounting principles, consistently applied, subject to the absence of footnote disclosures and to normal year-end adjustments, and shall be certified by the Company's chief financial officer.

          (b) Certificate of No Default. Accompanying the financial statements referred to in subsection 2.02(a) is an officer's certificate stating that there is no event of default in existence and that neither the Company nor any of its Subsidiaries is in default under any of its other material agreements or, if any event of default or any such default exists, specifying the nature and period of existence thereof and what actions the Company and its Subsidiaries have taken and propose to take with respect thereto.

          (c) Annual Reports. Within 90 days after the end of each fiscal year, consolidating and consolidated statements of income and cash flows of the Company and its Subsidiaries for such fiscal year, and consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, setting forth in each case comparisons to the Company's annual budget and to the preceding fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, and accompanied by (i) with respect to the consolidated portions of such statements, an opinion containing no exceptions or qualifications (except for qualifications regarding specified contingent liabilities) of an independent accounting firm of recognized national standing, (ii) a certificate from such accounting firm, addressed to the Board of Directors, stating that in the course of its examination nothing came to its attention that caused it to believe that there was an event of default in existence or that there was any other default by the Company or any Subsidiary in the fulfillment of or compliance with any of the terms, covenants, provisions or conditions of any material agreement to which the Company or any Subsidiary is a party or, if such accountants have reason to believe any event of default or other default by the Company or any Subsidiary exists, a certificate specifying the nature and period of existence thereof, and
     (iii) a copy of such firm's annual management letter to the Board of Directors.

          (d) Auditor Reports. Promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company's or any Subsidiary's operations or financial affairs given to the Company or any Subsidiary by its independent accountants (and not otherwise contained in other materials provided hereunder).

                              Page 71 of 85 Pages

          (e) Annual Budget. At least 30 days prior to the beginning of each fiscal year, an annual budget prepared on a monthly basis for the Company and its Subsidiaries for such fiscal year (displaying anticipated statements of income and cash flows and balance sheets), and promptly upon preparation thereof any other significant budgets prepared by the Company or any Subsidiary and any revisions of such annual or other budgets, and within 30 days after any monthly period in which there is a material adverse deviation from the annual budget, a certificate of the President or any Vice President of the Company explaining the deviation and what actions the Company and its Subsidiaries have taken and propose to take with respect thereto.

          (f) Default Notice. Promptly (but in any event within five business days) after the discovery or receipt of notice of any event of default, any default under any material agreement to which it or any of its Subsidiaries is a party or any other material adverse change, event or circumstance affecting the Company or any Subsidiary, a certificate of the President or any Vice President of the Company specifying the nature and period of existence thereof and what actions the Company and its Subsidiaries have taken and propose to take with respect thereto.

          (g) Stockholder Information. Within ten days after transmission thereof, copies of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its stockholders and copies of all registration statements and all regular, special or periodic reports which it files, or any of its officers or directors file with respect to the Company, with the SEC or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's and its Subsidiaries' businesses.

          (h) Other Information. With reasonable promptness, such other information and financial data concerning the Company and its Subsidiaries as any Person entitled to receive information under this Section 2.02 may reasonably request. Each of the financial statements referred to in subsection 2.02(a), (c) and (g) shall be true and correct in all material respects as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from normal recurring year-end adjustments which will not be material in amount.

     Section 2.03. Inspection of Property. The Company shall permit any representatives designated by any Preferred Holder or any Warrant Holder, upon reasonable notice and during normal business hours and at such other times as any such holder(s) may reasonably request, to (a) visit and inspect any of the properties of the Company and its Subsidiaries, (b) examine the corporate and financial records of the Company and its Subsidiaries and make copies thereof or extracts therefrom and (c) discuss the affairs, finances and accounts of any such Persons with the directors, officers, key employees, lawyers, independent accountants and other agents and consultants of the Company and its Subsidiaries. The presentation of an executed copy of

                              Page 72 of 85 Pages
this Agreement to the Company's  independent  accountants  shall  constitute the
Company's   permission  to  its   independent   accountants  to  participate  in
discussions with such representatives.

     Section 2.04. Confidentiality. With respect to the information and other material furnished under or in connection with this Agreement (whether furnished before, on or after the date hereof) which constitutes or contains non-public business, financial or other information of the Company ("Non-Public Information"), each Preferred Holder and each Warrant Holder hereby covenants that it will use due care to prevent its officers, directors, employees, counsel, accountants and other representatives from (x) disclosing any Non-Public Information to Persons other than such Preferred Holder's or Warrant Holder's authorized employees, counsel, accountants, shareholders, members, partners, limited partners and other authorized representatives or (y) using Non-Public Information in any manner that would constitute a violation of federal or state securities laws; provided, however, that the Preferred Holders and the Warrant Holders may disclose or deliver any Non-Public Information should such Preferred Holder or Warrant Holder be advised by its counsel that such disclosure or delivery is required by law, regulation or judicial or administrative order. For purposes of this Section 2.04, "due care" means at least the same level of care that such Preferred Holder or Warrant Holder, as the case may be, would use to protect the confidentiality of its own sensitive or proprietary information, and this obligation shall survive termination of this Agreement.

                                   ARTICLE III

                                  Registration.

     Section 3.01. Mandatory Registration.

     (a) Filing of Registration Statement. The Company shall prepare and file with the SEC, no later than 90 days after the date of this Agreement, a Registration Statement registering for resale by the Holders a sufficient number of shares of Common Stock for (i) the Preferred Holders to sell the Registrable Securities into which the Preferred Stock would be convertible at the time of filing of such Registration Statement (assuming for such purposes that all shares of Preferred Stock had been converted into Common Stock in accordance with their terms) and (ii) the Warrant Holders to sell the Registrable Securities for which the Warrants are exercisable at the time of filing such Registration Statement. The Registration Statement (x) shall include only (I) the Registrable Securities and (II) the other shares of Common Stock issuable upon conversion of the 156,500 shares of Series D Preferred Stock that are outstanding as of the date of this Agreement, plus any shares of Common Stock issuable upon conversion of the Company's remaining authorized Series D Preferred Stock and (y) shall also state that, in accordance with Rules 416 and 457 under the Securities Act, it also covers such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Preferred Stock or exercise of the Warrants resulting from

                              Page 73 of 85 Pages
adjustment in the conversion price or exercise price or to prevent dilution resulting from stock splits or stock dividends.

     (b) Effectiveness. The Company will use its best efforts to cause such Registration Statement to be declared effective no later than the earlier of (i) five days after notice by the SEC that it may be declared effective and (ii) 180 days after the date hereof (such date being the "Required Effective Date"). If at any time the sum of (x) the number of shares of Common Stock into which the Preferred Sock may be converted, plus (y) the number of shares of Common Stock for which the Warrants may be exercised, exceeds the aggregate number of shares of Common Stock then registered, the Company shall either (i) amend the Registration Statement filed by the Company pursuant to the preceding provisions of this Section 3.01, if such Registration Statement has not been declared effective by the SEC at that time, to register all shares of Common Stock into which the Preferred Stock may currently or in the future be converted and the Warrants may currently or in the future be exercised, or (ii) if such Registration Statement has been declared effective by the SEC at that time, file with the SEC an additional Registration Statement to register the shares of Common Stock into which the Preferred Stock may currently or in the future be converted and the Warrants may currently or in the future be exercised that exceed the aggregate number of shares of Common Stock already registered.

     3.02. Delay in Effectiveness of Registration Statement.

     (a) Preferred Stock. In the event that the Registration Statement covering the Registrable Securities is not effective by the Required Effective Date, then upon the conversion by the Purchaser of the shares of Series D Preferred Stock held by the Purchaser, the Company shall issue to the Purchaser the number of shares of Common Stock equal to the number of shares of Common Stock that would have been issuable to the Purchaser had the Conversion Rate (as defined in the Certificate of Designations for the Series D Preferred) been reduced by $.025 for the first 90 day period or portion thereof after the Required Effective Date that the Registration Statement is not effective and $.05 for each additional 90 day period or portion thereof after the Required Effective Time that the Registration Statement is not effective (e.g., the initial Conversion Rate will be reduced from $.42 to $.395 for the first 90 day period and by $.05 for each additional 90 day period).

     (b) Warrants. The Warrants will contain a provision that if the Registration Statement covering the Registrable Securities is not effective by the Required Effective Date, then the per share exercise price of the Warrants shall be reduced $.025 for the first 90 day period or portion thereof after the Required Effective Date that the Registration Statement is not effective and $.05 for each additional 90 day period or portion thereof after the Required Effective Time that the Registration Statement is not effective (e.g., the initial exercise price will be reduced from $.63 to $.605 for the first 90 day period and by $.05 for each additional 90 day period).

                              Page 74 of 85 Pages

     Section 3.03. Piggyback Registration.

     (a) Notice of Registration. If, at any time or from time to time the Company shall determine to register any of its securities for its own account in connection with an offering of its securities to the general public for cash on a form which would permit the registration of Registrable Securities, the Company will:

          (i) promptly give to each Holder written notice thereof; and

          (ii) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 20 days after mailing or personal delivery of such written notice from the Company, by any Holders, except as set forth in
     Section 3.03(b).

     (b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 3.03(a)(i). In such event, the right of any Holder to registration pursuant to this Section 3.03 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Section 3.03, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the Company shall so advise all Holders whose securities would otherwise be registered and underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities entitled to inclusion in such registration held by such Holders at the time of filing the registration statement, or, if so determined by the underwriter, all Registrable Securities shall be excluded from each registration and underwriting. If any Holder disapproves of the terms of any such underwriting, the Holder may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities excluded or withdrawn from such underwriting shall not be transferred in a public distribution prior to 120 days after the effective date of such registration statement.

     Section 3.04. Expenses of Registration. All Registration Expenses incurred in connection with any registration, filing, qualification or compliance pursuant to Sections 3.01 or 3.03 shall be borne by the Company. Unless otherwise stated, all Selling Expenses relating to securities registered by the Holders shall be borne by the holders of such securities pro rata on the basis of the number of shares so registered.

                              Page 75 of 85 Pages

     Section 3.05. Further Obligations of the Company. For purposes of Sections 3.05(a) and (b), the term "Registration Statement" specifically refers to the Registration Statement required by Section 3.01. For purposes of Sections 3.05(c) and (d), the term "Registration Statement" specifically refers to the Registration Statement required by Section 3.03. For all other subsections in this Section 3.05, the term "Registration Statement" refers to the Registration Statement required by either Sections 3.01 or 3.03, as the case may be. Whenever required under this Article III to effect the registration of any Registrable Securities, the Company shall, as expeditiously and as reasonably possible:

          (a) With  respect to the  Registration  Statement  required by Section
     3.01 above, prepare promptly, and file with the SEC by the date which is 90 days after the date hereof, such Registration Statement, and thereafter use its best efforts to cause such Registration Statement relating to Registrable Securities to become effective by the Required Effective Date and keep the Registration Statement effective at all times until the date the Holders no longer own any of the Registrable Securities (the "Registration Period"), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

          (b) Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement.

          (c) Prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Registration Statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such Registration Statement effective for up to 120 days or until the Holder or Holders have completed the distribution described in the Registration Statement, whichever first occurs.

          (d) Prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement.

                              Page 76 of 85 Pages

          (e) The Company shall permit a single firm of counsel designated by the Investor to review the Registration Statement and all amendments and supplements thereto a reasonable period of time (but not less than three business days) prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects.

          (f) Furnish to each Holder whose Registrable Securities are included in the Registration Statement and its legal counsel identified to the Company, (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of the Registration Statement, each preliminary prospectus and prospectus, and each amendment or supplement thereto, and (ii) such number of copies of a prospectus, and all amendments and supplements thereto and such other documents, as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor.

          (g) As promptly as practicable after becoming aware thereof, notify each Holder of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to each Investor as such Investor may reasonably request.

          (h) As promptly as practicable after becoming aware thereof, notify each Holder who holds Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any notice of effectiveness or any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time.

          (i) Notwithstanding the foregoing, if at any time or from time to time after the date of effectiveness of the Registration Statement, the Company notifies the Holders in writing of the existence of a Potential Material Event, the Holders shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until such Holder receives written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event; provided, however, that the Company may not so suspend the right to such holders of Registrable Securities for more than two 20 day periods in the aggregate during any 12-month period with at least a ten business day

                              Page 77 of 85 Pages
     interval  between  such  periods,   during  the  periods  the  Registration
     Statement is required to be in effect.

          (j) Use its reasonable efforts to secure NASDAQ/OTC Bulletin Board authorization and quotation for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. as such with respect to such Registrable Securities.

          (k) Provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement.

          (l) Cooperate with the Holders who hold Registrable Securities being offered to facilitate the timely preparation and delivery of certificates for the Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates for the Registrable Securities to be in such denominations or amounts as the case may be, as the Holders may reasonably request, and, within three business days after a Registration Statement which includes Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities (with copies to the Holders whose Registrable Securities are included in such Registration Statement) an appropriate instruction and opinion of such counsel.

          (m) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform his or its obligations under such agreement.

          (n) Take all other reasonable actions necessary to expedite and facilitate disposition by the Holders of the Registrable Securities pursuant to the Registration Statement.

     Section 3.06. Further Information Furnished by Holders. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article III that the Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.

     Section 3.07. Indemnification. In the event any Registrable Securities are included in a registration statement under this Article III:

          (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, each of the officers, directors, partners, members, managers,

                              Page 78 of 85 Pages
     legal counsel and other agents of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or Securities Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Securities Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

               (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

               (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

               (iii) any violation or alleged violation by the Company of the Securities Act, the Securities Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Securities Exchange Act or any state securities law;

     and the Company will reimburse each such Holder, officer, director, partner, manager, member or agent, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this
     Section 3.07(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in strict conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

          (b) To the extent permitted by law, each Holder will, if Registrable Securities held by such person are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors and officers, each legal counsel and independent accountant of the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each underwriter (within the meaning of the Securities Act) of the Company's securities covered by such a registration statement, any person who controls such underwriter, and any other Holder selling securities in such

                              Page 79 of 85 Pages
     registration statement and each of its directors, officers, partners or agents or any person who controls such Holder, against any losses, claims, damages, or liabilities (joint or several) to which the Company or any such underwriter, other Holder director, officer, partner or agent or controlling person may become subject under the Securities Act, the Securities Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in strict conformity with written information furnished by such Holder expressly for use in connection with such registration, and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such underwriter, other Holder officer, director, partner or agent or controlling person in connection with investigating or defending any such loss, claim damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 3.07(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder which consent shall not be unreasonably withheld, and provided, further, that the liability of any Holder for indemnification pursuant to this Section 3.07(b) shall not exceed the net cash proceeds from the offering received by such Holder.

          (c) Promptly after receipt by an indemnified  party under this Section
     3.07 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 3.07, notify the indemnifying party in writing of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure of any indemnified party to notify an indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of liability to the indemnified party under this Section 3.7 only to the extent that such failure to give notice shall materially prejudice the indemnifying party in the defense of any such claim or any such litigation, but the omission so to notify the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 3.07.

          (d) Notwithstanding the conditions provided in this Article III, the Holders shall not be required to enter into an underwriting agreement that contains

                              Page 80 of 85 Pages
     indemnification and contribution provisions which, in the sole discretion of the Holder, materially differ from those contained in this Section 3.07.

     Section 3.08. Rule 144 Reporting. With a view to making available to the Holders the benefits of Rule 144 ("Rule 144") promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

          (a) make and keep public information available as those terms are understood and defined in Rule 144;

          (b) use its best efforts to take such action, including the voluntary registration of its Common Stock under Section 12 of the Securities Exchange Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

          (c) use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities Exchange Act (at any time after it has become subject to such reporting requirements); and

          (d) furnish to any Holder, so long as the Holder owns any Registrable Securities, upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company), the Securities Act and the Securities Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

     Section  3.09.  Transfer of  Registration  Rights.  The rights to cause the
Company to register Registrable Securities pursuant to this Article III may be assigned by a Holder to a transferee or assignee of such Holder's Registrable Securities, provided that the Company is, prior to such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; provided, however, that the transferee or assignee becomes a party to this Agreement.

     Section 3.10. Subsequent Registration Rights. From and after the date of this Agreement, the Company may not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities, enter into any agreement with any holder or

                              Page 81 of 85 Pages
prospective holder of any securities of the Company which provides such holder or prospective holder of securities of the Company comparable information and registration rights granted to the Holders hereby.

     Section 3.11. "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, to the extent requested by the Company and an underwriter of Common Stock (or other securities) of the Company sell or otherwise transfer or dispose of any Registrable Securities, except Common Stock included in such registration, during the 90 day period following the effective date of a registration statement of the Company filed under the Securities Act; provided, however, that all other Persons with registration rights (whether or not pursuant to this Agreement) and all officers, directors and holders of more than 5% of the then outstanding voting capital stock of the Company enter into similar agreements.

     In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such 90-day period.

                                   ARTICLE IV

                                  Miscellaneous

     Section 4.01. Notices. All notices, requests, demands and other communications to any party or given under this Agreement (collectively, "Notices") will be in writing and delivered personally, by overnight courier or by registered mail to the parties at the address for such party set forth on the signature pages hereto or sent by telecopier, with confirmation received, to the telecopy number specified for such party on the signature pages hereto (or at such other address or telecopy number as will be specified by a party by like notice given at least five calendar days prior thereto). All Notices will be deemed delivered when actually received.

     Section 4.02. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed will be deemed an original, but all of which taken together will constitute one and the same instrument.

     Section 4.03. Amendment of Agreement. This Agreement may not be amended except by an instrument in writing signed by (a) the Company, (b) Preferred Holders holding at least 50% of the outstanding Preferred Shares and (c) Warrant Holders holding at least 50% of the outstanding Warrants.

                              Page 82 of 85 Pages

     Section 4.04. Successors and Assigns. This Agreement will be binding upon and inures to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto.

     Section 4.05. No Waiver; Remedies. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege will not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement will be cumulative and not exclusive of any rights or remedies provided by law.

     Section 4.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     Section 4.07. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the state of New York applicable to contracts executed in and to be performed entirely within that state.

                              Page 83 of 85 Pages

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                    PICK COMMUNICATIONS CORP.
Address for Notices:
155 Route 46 West
Wayne, New Jersey 07470
Attention:  Thomas M. Malone        By: /s/ Thomas M. Malone
Facsimile No.: 973-812-4181             -------------------------------
                                        Name: Thomas M. Malone
                                        Title: Chief Executive Officer


                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company, not in
                                          its individual capacity but solely
                                          as Owner Trustee
Address for Notices:
State Street Bank and Trust Company
2 International Place - 5th Floor
                                    By:
Boston, Massachusetts  02110            -------------------------------
Attn:  Joseph Tremonte,                 Name:
      Corporate Trust Division          Title:
Telephone: (617) 664-5276
Fax: (617) 664-5291
and
Attention: Ralph Creasia, Corporate Trust Division
Telephone: (617) 664-5634
Fax:   (617) 664-5291

AND

Tri-Links Investment Trust
2 World Financial Center
17th Floor
New York, New York  10281
Attention: Doug Dragotti
Telephone:  (212) 667-1964
Fax:        (212) 667-1708

                               Page 84 of 85 Pages

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                    PICK COMMUNICATIONS CORP.
Address for Notices:
155 Route 46 West
Wayne, New Jersey 07470
Attention:  Thomas M. Malone        By:
Facsimile No.: 973-812-4181             -------------------------------
                                        Name:
                                        Title:

                                    TRI-LINKS INVESTMENT TRUST

                                    By:   Wilmington Trust Company, not in
                                          its individual capacity but solely
                                          as Owner Trustee
Address for Notices:

------------------------------
------------------------------

Attention:                          By: /s/ David A. Vanaskey
          --------------------          -------------------------------
Facsimile No.:                          Name: David A. Vanaskey
              ----------------          Title: Assistant Vice President

                                      -18-

                               Page 85 of 85 Pages